UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03000702

DC
No Act
P.E. 12-17-02
1-00035

January 27, 2003

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public
Availability 1-27/2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: General Electric Company
Incoming letter dated December 17, 2002

Dear Ms. Fraser:

This is in response to your letter dated December 17, 2002 concerning a shareholder proposal submitted to GE by Kim S. Christian. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kim S. Christian
2928 Grace Street
Winchester, VA 22601

1934 Act, Section 14(a)
Rule 14a-8(b)(1), (b)(2), (f), (i)(4) and(i)(3)

RECEIVED
2002 DEC 18 AM 10: 36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*
e-mail: eliza.fraser@corporate.ge.com

December 17, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Kim S. Christian

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 ("Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy statement for its 2003 Annual Meeting the following resolution and its supporting statement ("Proposal"), which it received from Kim S. Christian:

> "RESOLVED: The Shareholders request the Board of Directors to enforce Anti-Discrimination Laws of the U.S. and their own Anti-Discrimination polices. It is not enough just to have Anti-Discrimination polices, on their books. General Electric must also enforce these Anti-Discrimination polices, which is in the best interest of the company, it's shareholders, it's employees and it's customers. The shareholders further request that if the Board of Directors fail to pursue and enforce known violations of law within General Electric Company once they have been made aware of such violations, the Board of Directors shall forfeit all stock options previously granted and all stock options granted in the year the violation occurred and the Board of Directors failed to pursue and enforce any violation of law."

A copy of the Proposal is attached as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to (i) Rule 14a-8(b)(1), (b)(2) and (f) because the proponent has failed to provide proof of share ownership; (ii) Rules 14a-8(i)(4) because the Proposal has been submitted in furtherance of a personal claim or grievance against GE and (iii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

I. The Proponent has Failed to Provide Proof of Share Ownership.

Pursuant to Rules 14a-8(b)(1), (b)(2) and (f), in order to submit a proposal, a person must have held at least $2000 shares of company stock for a period of a year prior to submitting the proposal. If a company is unable to verify record ownership, the company may ask the proponent within a fourteen day period for documentary proof of ownership. If the proponent does not provide documentary support within fourteen days of receipt of the company's request, the company may seek to exclude the proposal.

As shown by the date stamp on Exhibit A, GE received Mr. Christian's proposal on May 10, 2002. Upon receipt we contacted GE Share Owner Records department for proof of record ownership. According to GE's share owner records, Mr. Christian, a GE employee, had held GE shares in his 401(k) account, but had debited his account in 1988 and was no longer a record holder. Upon receiving this information, we sent Mr. Christian a letter via FedEx for receipt by May 24, 2002 (copy attached as Exhibit B) enclosing a copy of Rule 14a-8 and requesting, among other things, proof of ownership. We also advised Mr. Christian that failure to respond within fourteen days of receipt could allow GE to exclude his proposal. By letter dated June 4, 2002 (copy attached as Exhibit C), Mr. Christian disagreed that he was not a record holder and refused to supply any verification of stock ownership. At this point our office had learned that Mr. Christian had a charge of race discrimination pending against GE and did not contact him further. We did however reconfirm with GE Share Owner Records that Mr. Christian holds no shares of record with GE.

Accordingly, for the reasons stated above, the Proposal may be omitted from GE's proxy materials pursuant to Rules 14a-8(b)(1), (b)(2) and (f),

II. The Proposal Is Directly Related To, and in Furtherance of, a Personal Grievance Against GE.

Rule 14a-8(c)(4) is designed to prevent share owners from abusing the share owner process to achieve personal ends not necessarily in the common interest of other share owners. Securities Exchange Release No. 34-20091 (August 16, 1983). The Commission has stated that even proposals presented in broad terms in an effort to be of general interest to all share owners may nevertheless be omitted from a proxy statement when prompted by personal concerns. Securities Exchange Act Release No. 34-19135 (October 14, 1982).

Mr. Christian has been a GE employee since 1980. In January 2000, Mr. Christian filed a charge of race discrimination and retaliation against GE with the U.S. Equal Employment Opportunity Commission complaining about a decision made by a panel of GE employees to award an hourly group leader job to a white female instead of Mr. Christian. Mr. Christian has alleged that he did not receive the promotion because of his participation in an internal GE investigation of race and sex discrimination claims made by another GE employee. Mr. Christian's claim is still pending. The EEOC issued a probable cause finding in July 2001 and has since filed suit against GE based on Mr. Christian's claim. While Mr. Christian's proposal itself refers to enforcement of anti-discrimination laws in general, his supporting statement refers to the circumstances of his dispute with GE.

In numerous recent letters, the Staff of the Division of Corporation Finance ("Staff) has concurred in the omission of share owner proposals submitted in furtherance of a personal grievance against the issuer and has agreed. Further, the design of the proposal may be to redress a personal grievance even if the subject matter of the proposal does not relate specifically to the personal grievance. See, e.g., Sara Lee Corp. (August 10, 2001) (permitting Sara Lee to omit a share owner proposal where the proponent disagreed with Sara Lee's decision to close a subsidiary in which the proponent had a personal interest, and where the proponent participated in litigation related to the subsidiary and directly adverse to Sara Lee); Unocal Corp. (March 15, 1999) (permitting Unocal to omit a share owner proposal where the proponent had a dispute with the company over remediation of underground storage tanks); General Electric Company (January 29, 1997) (permitting GE to omit a share owner proposal where the proponent was using the proposal to redress a personal grievance relating to his attempts to organize a union); and Core Industries, Inc. (November 23, 1982) (permitting Core Industries to omit a share owner proposal where the proponent was using the proposal as one of many tactics to redress a personal grievance against the management arising out of the proponent's attempts to organize union at one of the company's divisions).

In particular, with respect to pending litigation, it has long been recognized that Rule 14a-8(i)(4) (along with its predecessor 14a-8(c)(4)) is not intended to provide an alternate forum in which a litigant involved in pending litigation against a company can advance his personal interests in his lawsuit. See, e.g., KeyCorp (February 22, 2001)(permitting KeyCorp to omit a proposal to disclose fund performance as relating to redress of a personal claim where the proponent was trust beneficiary and in litigation alleging improper investing of trust funds by KeyCorp); and AlliedSignal, Inc. (December 15, 1995) (proposal asking the company to comply with age discrimination laws and rehire and reimburse terminated employees excludable as a personal grievance when brought by a terminated employee who had a pending action against the company alleging wrongful termination as a result of age discrimination).

By submitting the Proposal, Mr. Christian is trying to use the proxy process to air a grievance already pending with the EEOC. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(4) because the Proposal has been submitted in furtherance of a personal claim or grievance against GE.

III. The Proposal Is So Vague and Indefinite as To Be Misleading.

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareowners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented.

For example, in Philip Morris Companies Inc. (January 31, 2002), the Staff concurred in the omission of a proposal to stop age discrimination at one of the company's plants pursuant to Rule 14a-8(i)((3) as vague and indefinite. In Philip Morris, the company argued that hiring, promotion, termination and workforce reduction policies were already in place and that the proposal did not suggest additional quidelines or procedures that needed to be implemented or how existing policies should be changed. See, e.g., The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

As in Philip Morris, the Proposal is vague and indefinite because the Proposal fails to provide GE and its shareholders with guidance on how it should be implemented. For example, the Proposal does not define what laws and policies are not currently being enforced. GE already has significant anti-discrimination policies and procedures in place, a robust compliance process including an ombudsnetwork for receiving employee complaints and concerns and an audit process of compliance issue. What law is not covered by these policies and procedures? What additional enforcement actions should the company take? The Proposal offers no guidance whatsoever with respect to such critical issues.

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Christian is being notified that GE does not intend to include the proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 24, 2003. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosures

cc: Special Counsel – Rule 14a-8 – No Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

cc: Mr. Kim S. Christian
2928 Grace Street
Winchester, VA 22601

EXHIBIT A

5/10 → BSD/Liza
CC BWH

RECEIVED
MAY 10 2002
B. W. HEINEMAN, JR.

Mr. Benjamin W. Heineman, Jr.,

Enclosed you will find the share owner proposal I would like to submit for inclusion in this year's Proxy Statement 2002. If it is too late to have it included on the Proxy Statement for 2002, I request that you please include it on year 2003 Proxy Statement. If I must resubmit this proposal to have it included on the Proxy Statement for 2003, please advise me of this fact.
Thank you.

- Share Owner Proposal

Integrity on the part of General Electric Company to enforce Anti-Discrimination Laws of the U.S. and their own Anti-Discrimination polices.

"Whereas: GE Lighting has a manufacturing plant in Virginia that has a system in place to deny women, blacks and other minorities advancement into management positions.

"Whereas: In more than 26 years at the present location this GE Lighting plant has not advanced any blacks and only a few women into management positions.

"Whereas: I have in my posession evidence that the General Electric Company Board of Directors where made aware of the possible discrimination that was taking place at this GE Lighting plant. There is know evidence the Board of Directors have even looked into these alligations, which is a must under the Anti-Discrimination polices of General Electric Company.

"Whereas: A black male worker was the victim of discrimination and retaliation after the General Electric Company Board of Directors where made aware of the possible discrimination that was taking place at this GE Lighting plant. I believe if the Board of Directors had taken a firm stand on discrimination at this plant, this discrimination and retaliation may not have taken place. After a lengthy investigation by the Equal Employment Opportunity Commission which is the US Government Agency responsible for investigating claims of discrimination, it was their determination that this black male worker had been the victim of discrimination and retaliation at this GE Lighting plant.

"Whereas: Failure of the General Electric Company to enforce Anti-Discrimination Laws of the U.S., could put shareholder's equity at great risk and lost.

"Resolved: The Shareholders request the Board of Directors to enforce Anti-Discrimination Laws of the U.S. and their own Anti-Discrimination polices. It is not enough just to have Anti-Discrimination polices on their books. General Electric must also enforce these Anti-Discrimination polices, which is in the best interest of the company, it's shareholders, it's employees and it's customers. The Shareholders further request that if the Board of Directors fail to pursue and enforce known violations of law within General Electric Company once they have been made aware of such violations, the Board of Directors shall forfeit all stock options previously granted and all stock options granted in the year the violation occurred and the Board of Directors failed to pursue and enforce any violation of law.

"Please vote YES on your proxy ballot."

Sincerely,

Kim S. Christian
2928 Grace St.
Winchester, Va. 22601
540-667-6157

EXHIBIT B

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8*229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

May 23, 2002

VIA FEDERAL EXPRESS

Kim S. Christian
2928 Grace Street
Winchester, VA 22601

Dear GE Share Owner:

We have received your May 2002 letter submitting a share owner proposal and we are presently considering whether or not it may properly be included in GE's 2003 Proxy Statement.

As you may know, share owner proposals must meet a number of legal requirements as to form and substance and as to the procedure of submission before they are properly includible in a company's proxy materials and brought before the share owners for a vote. The primary source of these requirements is SEC Rule 14a-8 and I am enclosing a copy of that Rule for your reference.

Based on the requirements in the Rule, I have the following two requests concerning your proposal:

First, as you'll see in the answer to Question 1 of the Rule, while there are no special format requirements - other than length - your proposal should state as clearly as possible the course of action you believe GE should follow, and should be a recommendation rather than a directive to the Board. Your proposal, as currently written, is too vague in my opinion to be included in the proxy statement. I'd appreciate your rewriting the proposal to clarify what you are requesting the GE Board to do. I'm enclosing a copy of GE's 2002 Proxy Statement which shows formats other share owners have used in submitting proposals.

Second, as noted in the answer to Question 2, you must be a record or beneficial holder of at least $2,000 in market value of GE stock. You must have held that stock for at least one year and you must send documentary support showing proof of ownership, such as copies of stock certificates or a copy of a statement showing shares held in a brokerage account. Our Share Owner Records Department has not been able to find an account in your name. Would you send me documentary support showing the number of shares of GE stock you own and the dates on which the shares were acquired?

Please respond within fourteen days of receiving this letter. As you will note in Question 6 of the Rule, failure to so respond may allow GE to exclude your proposal.

Please call me if you have any questions.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosures

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

JUNE 04,2002

Dear Eliza W. Fraser,

I have received General Electric Company response to my share owner proposal that I submitted May 1,2002. Under Question 6 of the rule I should have received this response within 14 days of my proposal, but in fact I did not receive it until after more than 20 days of submitting this proposal.

Concerning your two requests:

First: You requested that I rewrite my share owner proposal because in your opinion it is too vague. I totally disagree with you, it was written very clearly and to the point. It stated accurately what course of action the Board of Directors are requested to take to remedy the very serious problem of discrimination within the GE company.

Second: You stated that you could not find my name among your registered share owners. I do not believe that you could have looked very hard. I am a share holder of record. Under Question 2-2 of the rule it states that you can verify my eligibility on your own.

I do hope this is not an attempt on the company's part to try and suppress the evidence that illegal discrimination has and is taking place in this company and the people that have the power to correct this illegal discrimination, have in my opinion done very little to do so. I do hope this is not the case. Your requests could be viewed as an attempt to retaliate against me for trying to expose illegal discrimination that has taken place within in this company.

In conclusion, I will not rewrite my share owner proposal because of the reasons I have stated above and I will not submit additional share owner information that you already have. But, I do intend to continue to hold my GE securities through the date of the meeting of the shareholders.

Since we can not agree on the terms of this proposal then we will have to let the SEC make the final judgement as to who is right and who is wrong. Regardless of the judgement, I intend to keep submitting this proposal until it is brought before the share owners.

Sincerely,

Kim S. Christian

cc:
SEC
EEOC
DOL-OFCCP

2001 SEC No-Act. LEXIS 693

Securities Exchange Act of 1934 -- Rule 14a-8(i)(4)

August 10, 2001

CORE TERMS:

subsidiary, shareholder, staff, manufacturing, grievance, former employees, board of directors, personal interest, proxy statement, arbitrator, factory, cessation of business, omit, settlement agreement, course of business, legal proceedings, proxy, chief executive officer, false and misleading, transferred, contractual, holder, glove, enforcement action, labor union, proponent, recommend, enclosed, issuer, undersigned

*1 Sara Lee Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated June 28, 2001

The proposal requests that the board adopt a policy to prohibit Sara Lee from making payments or other transfer of funds outside the ordinary course of business without the approval of Sara Lee board members who are not employed by Sara Lee or a parent or subsidiary of Sara Lee.

There appears to be some basis for your view that Sara Lee may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sara Lee relies.

Sincerely,

Jonathan Ingram
Special Counsel

INQUIRY-1: *2

BLANK ROME TENZER GREENBLATT LLP
Counselors at Law

The Chrysler Building

405 Lexington Avenue
New York, New York 10174-0208
Phone: 212.885.5000
Fax: 212.885.5001

Direct Dial: (212) 885-5393
Fax: (212) 885-5001
Email: eseer½blankrome.com

July 31, 2001

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sara Lee Corporation-Shareholder Proposal of Mr. Lari Stanton

Gentlemen:

On behalf of our client, Mr. Lari Stanton, we are responding to the July 26, 2001 letter (the "Letter") from counsel to Sara Lee Corporation ("Sara Lee") in which Sara Lee restates its request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if Sara Lee omits Mr. Stanton's shareholder proposal (the "Proposal") from the proxy statement relating to Sara Lee's 2001 Annual Meeting of Shareholders (the "Proxy Statement") citing Proxy Rules 14a-8(i)(4) and 14a-8(i)(3) in support of the request. For the reasons set forth below, Mr. Stanton continues to believe that Sara Lee's request for no action if it excludes *3 the Proposal from the Proxy Statement should be denied.

Despite the attempts by counsel for Sara Lee to characterize the Proposal as one which relates to the pending litigation in the Philippines and which Mr. Stanton is pursuing a personal interest, this is not the case. Rather, the manner in which the payments were made from a Sara Lee subsidiary to form the new subsidiary in the Philippines, Fashion Accessories Philippines Inc. ("FAPI") were the triggering events that resulted in Mr. Stanton's concerns that corporate funds were being used for purposes outside of the ordinary course of business without the approval of the Board of Directors of Sara Lee. Mr. Stanton believes that it is in the best interest of Sara Lee's shareholders that the Board of Directors of Sara Lee be made aware of and approve the use of corporate funds for purposes outside of the ordinary course of business as part of their corporate oversight responsibilities. In submitting the Proposal Mr. Stanton is attempting to prevent a repeat of the corporate actions that have resulted in litigation and a labor dispute in the Philippines.

With respect to the basis for Mr. Stanton's belief as to factual matters set *4 forth in the his statement in support of the Proposal, as demonstrated below, Mr. Stanton has a reasonable basis for his belief. In this regard, set forth hereto as Exhibits A-E are the supporting documents. Exhibit A shows a transfer on October 9, 1995 of USD $ 500,000 from the Aris Philippines, Inc. ("API") account at Citibank to an account of Mr. Colin Beal (the then President of API) and Elizabeth Louise Burwood at the Hong Kong & Shanghai Banking Corp. Ltd. in Hong Kong. Proof of inward remittance by Far East Bank and Trust Company of USD $ 500,280.57 on October 17, 1995 credited to the account of FAPI by order of The Fuller Brush Co. is attached as Exhibit B. As noted in Exhibit C, The Fuller Brush Company was a subsidiary of Sara Lee Corporation. The remittance represented payment for the initial equity in FAPI, 99% of which was owned by The Fuller Brush Co. (Exhibit D). Set forth as Exhibit E is a letter from the then Treasurer in Trust for FAPI dated October 19, 1995 to the Securities and Exchange Commission of Manila demonstrating why the remittance of USD $ 500,280.57 (or 12,932,252.73 Philippine pesos) is greater than the 12,900,000 Philippine Peso listed as paid-in capital *5 for the outstanding shares of FAPI stock.

For the foregoing reasons, Mr. Stanton believes that there is no basis for omitting the Proposal from Sara Lee's Proxy Statement.

Six copies of this letter are enclosed in accordance with Rule 14a-8(k). An additional copy of this letter is being sent to Sara Lee and its counsel.

If the staff requires any additional information, please do not hesitate to call the undersigned.

Very truly yours,

Ethan Seer

INQUIRY-2: **SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)**
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285

TEL: (312) 407-0700
FAX: (312) 407-0411
http://www.skadden.com

July 26, 2001

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sara Lee Corporation-Proposal Submitted by Lari Stanton

Ladies and Gentlemen:

On behalf of Sara Lee Corporation ("Sara Lee"), this letter is in response to the letter dated July 19, 2001, submitted by Ethan Seer, counsel for Lari Stanton, relating to Mr. Stanton's shareholder proposal (the "Proposal") for inclusion in Sara Lee's proxy materials for its 2001 Annual Meeting. (Mr. Seer's letter is attached as Exhibit A). We have *6 previously delivered a letter, dated June 28, 2001, to the Staff of the Division of Corporation Finance (the " Staff") regarding the Proposal. (Attached as Exhibit B).

Mr. Seer's letter demonstrates why the Staff should not recommend enforcement action if the Proposal is omitted.

Mr. Seer's letter states the purpose of the Proposal: "Mr. Stanton firmly believes that Sara Lee funds were used in a manner in the Philippines that resulted in the litigation between API and its former employees." Mr. Stanton is on the side of the former employees in opposition to Sara Lee. Mr. Seer's letter "readily acknowledges" that Mr. Stanton has supported the claims of the former employees in the two pending proceedings in the Philippines. Indeed, the numerous references in the letter to instances in which Mr. Stanton has been advised of the contents of filings that were made or that will be made by plaintiffs in the pending litigation indicate that Mr. Stanton is an active participant in such pending legal proceedings. Mr. Stanton also admits that certain facts "are still the subject of ongoing judicial proceedings." Mr. Stanton obviously has one view of those facts, and Sara Lee, as evidenced *7 by its vigorous (and thus far, successful) defense in the pending legal proceedings, has another. Sara Lee's proxy materials are not, however, the appropriate forum for this dispute. The pending legal proceedings should be permitted to run their course in the Philippines, and Mr. Stanton, as he has shown himself readily capable of doing, can participate in those proceedings to the extent that he deems appropriate.

While Mr. Stanton now acknowledges to the Staff that his Proposal relates to litigation that is pending in the Philippines, his Proposal and supporting statement (even with the revisions proposed by Mr. Stanton's counsel) do not. Mr. Stanton makes no attempt in the Proposal to disclose his personal interest, an interest contrary to Sara Lee's. This failure to disclose facts material to Sara Lee shareholders considering Mr. Stanton's Proposal renders the Proposal false and misleading. The false and misleading nature of Mr. Stanton's Proposal is not cured by his "belief" that the allegations contained in his supporting statement are accurate. He has no personal knowledge of the facts surrounding an alleged transfer of funds stating only: "We have been advised that this supporting *8 information will be submitted by plaintiffs in the legal actions." Mr. Stanton's "beliefs" stand in the face of two decisions by authorities in the Philippines to the contrary and do not constitute a factual basis for his Proposal. Moreover, with no basis at all, he persists in accusing Sara Lee officers of improper conduct: "Mr. Stanton believes that it is less likely that a possible conflict of interest will arise if. . .fund transfers. . .are approved by members of the Board of Directors who are neither employees of Sara Lee nor its subsidiaries." (emphasis added).

For the reasons set forth in our letter dated June 28, 2001 and herein, the Proposal should be excluded under Rule 14a-8(i)(4) and Rule 14a-8(i)(3).

Six copies of this letter are enclosed, and copies are being mailed to Mr. Stanton and to Mr. Seer. If you have any questions concerning the Proposal or this request, please call the undersigned.

Very truly yours,

Charles W. Mulaney, Jr.

Exhibit A

BLANK ROME TENZER GREENBLATT LLP
Counselors at Law

The Chrysler Building
405 Lexington Avenue
New York, New York 10174-0208
Phone: 212.885.5000
Fax: 212.885.5001

Direct Dial: (212) 885-5393
*9 *Fax: (212) 885-5001*
Email: eseer½blankrome.com

July 19, 2001

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sara Lee Corporation-Shareholder Proposal of Mr. Lari Stanton

Gentlemen:

On behalf of our client, Mr. Lari Stanton, we are responding to the June 28, 2001 letter (the "Letter") from counsel to Sara Lee Corporation ("Sara Lee") in which Sara Lee has requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if Sara Lee omits Mr. Stanton's shareholder proposal (the "Proposal") from the proxy statement relating to Sara Lee's 2001 Annual Meeting of Shareholders (the "Proxy Statement"). In the Letter counsel for Sara Lee has cited Proxy Rules 14a-8(i)(4) and 14a-8(i)(3) in support of Sara Lee's request. For the reasons set forth below, Mr. Stanton believes that the Proposal, a copy of which is attached hereto as Exhibit A, should be included in the Proxy Statement and that Sara Lee's request for no action if it excludes the Proposal from the Proxy Statement should be denied.

In the *10 Letter, counsel for Sara Lee alleges that Mr. Stanton has a personal grievance against Sara Lee due to its prior decision to cease the operations of its Aris-Philippines, Inc. ("API") manufacturing facility citing, among other things, his family's prior interest in the Aris business, his personal opinions regarding how the business was being operated and the fact that he left the employ of Aris Isotoner Inc. ("AII") in 1993 when it was still owned by Sara Lee. However, the Proposal was not designed to address the decision of Sara Lee to close the API manufacturing facility and, as noted below, Mr. Stanton does not have a personal grievance against Sara Lee. In fact, in May 2000 Mr. Stanton joined Totes Isotoner, Inc., a company that had acquired the assets of AII and in which Sara Lee at the time had a substantial equity interest.

Mr. Stanton has never disputed Sara Lee's right to close the API manufacturing facility. Rather, Mr. Stanton shares the concern expressed in legal actions brought by former employees at the defunct facility who claim that the failure of API to fulfill certain terms of the Agreement (defined below) have caused a financial hardship on the employees. In this *11 regard, it is important to note that Mr. Stanton did not commence and is not a party to the legal proceedings but readily acknowledges that, when asked, he has supported the claims of the former employees. Mr. Stanton chose to provide the assistance because he had been convinced by the former employees and their counsel that the manner in which API's manufacturing facility was closed was contrary to the settlement agreement (the "Agreement") API had reached with the union representing the API union employees at the time of the closure. In particular, the former workers have claimed that the closure was accomplished in a manner that was contrary to Paragraph 1.4 of the Agreement which provided "That it

API will not reopen again at anytime in the future in the Philippines." and Paragraph 1.6 which required API "To ship out of the country all equipment, machinery and materials received on consignment and comply with all customs regulations." Although these claims were noted and dismissed by an arbitrator in April 1997, as noted in the Letter, two additional proceedings relating to the closing of the API facility are pending in the Philippines.

We have been advised that counsel for the *12 plaintiffs in the pending actions have filed a variety of supporting affidavits that contain facts not included in the action that was dismissed in April 1997. We have also been advised that among the information to be presented by plaintiffs' counsel is information which the plaintiffs believe indicate that funds were transferred to a foreign account and used to establish a new subsidiary in the Philippines (contrary to the Agreement). According to documents filed in the Philippines the new subsidiary was owned by Fuller Brush Company, a company that at the time was listed in Sara Lee's Securities and Exchange Commission filings as a subsidiary of Sara Lee.

The desire of Mr. Stanton to pursue the Proposal and his willingness to assist counsel for the former API employees stems not from a personal grievance but from his desire to help ensure that in the future Sara Lee funds are not used in a manner that may be either contrary to local law or give rise to a claim of such or for a business purpose that may be improper. Based upon information made available to him, Mr. Stanton firmly believes that Sara Lee funds were used in a manner in the Philippines that resulted in the litigation *13 between API and its former employees.

Counsel to Sara Lee implies that merely because several years ago Mr. Stanton considered writing a book about his experiences at API and the Aris business that this fact somehow results in his not having a common interest with other Sara Lee shareholders with respect to the Proposal. We fail to see the correlation between the two especially in light of the fact that Mr. Stanton has taken no action to write such a book.

With respect to the claim that the Proposal contains information in the supporting statement that is "false and misleading" the information regarding the transfer of funds cited in the supporting statement in the Proposal was based upon information that Mr. Stanton believes to be true. We have been advised that this supporting information will be submitted by the plaintiffs in the legal actions pending in the Philippines. Therefore, although the arbitrator ruled against the plaintiffs in the action that concluded in 1997, the facts surrounding the payment and the results stemming from the payment are still the subject of ongoing judicial proceedings. In his supporting statement Mr. Stanton only seeks to demonstrate, based upon information *14 obtained by him which he believes is accurate, a chain of events and corporate control in a decision by Sara Lee to cause a subsidiary to open a manufacturing facility in the Philippines contrary to the express terms of the Agreement which actions, according to the plaintiffs in the litigation referred to above, were contrary to local labor laws. Mr. Stanton does not claim in the Proposal that the persons whose bank account was allegedly used to fund the new manufacturing venture in the Philippines received an improper benefit, violated any applicable law or personally engaged in any improper behavior. In all regards, Mr. Stanton believes that the factual bases contained in the supporting statement of the Proposal are accurate. However, in order to avoid the possibility of any potential confusion with respect to this matter, Mr. Stanton has no objection to modifying the third and sixth sentences of his supporting statement to read "In October 1995 on the same day that the subsidiary closed its manufacturing facility in the Philippines it transferred $ 500,000 to a bank account in the name of an executive officer of the subsidiary and his relative at a bank in Hong Kong." and "It appears *15 that the transaction involving the payments made to the bank account in the name of the executive officer of the Company's subsidiary and his relative may ultimately have been used to circumvent certain labor laws of the Philippines as well as the contractual commitment the subsidiary made in the settlement agreement with its former Filipino factory workers."

With respect to Sara Lee's objection to the portion of the Proposal requiring a vote of the independent directors, Mr. Stanton believes that it is less likely that a possible conflict of interest will arise if approvals for fund transfers by Sara Lee made outside of the ordinary course of business, as set forth in the Proposal, are approved by the members of the Board of Directors who are neither employees of Sara Lee nor its subsidiaries. However, if the staff of the Commission disagrees with his assessment, Mr. Stanton is willing to modify the Proposal to provide that such payments must be approved by the majority of the entire Board.

Six copies of this letter are enclosed in accordance with Rule 14a-8(k). An additional copy of this letter is being sent to Sara Lee and its counsel.

If the staff requires any additional information, *16 please do not hesitate to call the undersigned.

Very truly yours,

Ethan Seer

EXHIBIT A

"Proposal: The shareholders request that the Board of Directors adopt a policy to prohibit the Company from making payments or other transfer of funds to employees, directors or others outside of the ordinary course of business without the approval of the majority of the members of the Board of Directors of Sara Lee Corporation (the "Company") who are not employed by the Company or a parent or subsidiary of the Company.

Supporting Statement: On October 7, 1995 a subsidiary of the Company with a significant manufacturing facility in the Philippines employing more than 7,000 workers advised their workers that the factory would be permanently closed as of that date. In order to obtain a favorable severance settlement agreement with the union representing the workers at the factory, the subsidiary agreed never to start another glove manufacturing facility in the Philippines. On October 9, 1995 the subsidiary transferred $ 500,000 to Hong Kong Shanghai Bank, Hong Kong for the account of the Chief Executive Officer of the subsidiary and his wife. Eight days later the sum of $ 500,280.57 (of *17 which amount $ 280.57 represented bank and exchange rate charges) was transferred by the same bank on behalf of the Fuller Brush Co. (which was then a subsidiary of the Company) to the account of Fashion Accessories Inc., Philippines ("FAPI") in exchange for a 99% equity interest in FAPI. Thereafter, FAPI established a glove manufacturing facility in the Philippines employing non union labor. It appears that the transaction involving the payments to the Chief Executive Officer of the Company's subsidiary and his wife was ultimately used to improperly circumvent both the labor laws of the Philippines as well as the contractual commitment the subsidiary made in the settlement agreement with its former Filipino factory workers. Adoption by the Board of Directors of the policy requested will help protect the rights of all of the Company's workers in similar circumstances while helping to prevent the unauthorized use of corporate funds for purposes contrary to the laws of the countries where Sara Lee is operating."

Exhibit B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
(ILLINOIS)
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285

TEL: (312) 407-0700
FAX: (312) 407-0411
http://www.skadden.com
*18

June 28, 2001

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sara Lee Corporation-Proposal Submitted by Lari Stanton

Ladies and Gentleman:

On behalf of Sara Lee Corporation ("Sara Lee"), we respectfully request that the staff of the Division of Corporate Finance (the "Staff") indicate that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if Sara Lee omits the shareholder proposal and supporting statement described below (and attached as Exhibit A) (the "Proposal") from its proxy statement and form of proxy for Sara Lee's 2001 Annual Meeting of Shareholders (the "2001 Proxy Materials"), pursuant to Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934, as amended.

I. The Proposal

The Proposal submitted by Mr. Lari Stanton requests that Sara Lee's Board of Directors adopt a policy to prohibit Sara Lee "from making payments or other transfer of funds to employees, directors or others outside of the ordinary course of business" without the approval of the majority of non-employee members of Sara Lee's Board of Directors. Mr. Stanton also *19 provides a "supporting statement," which purports to substantiate the Proposal but actually is unrelated to the Proposal. The supporting statement contains a series of allegations relating to events occurring some six years ago concerning the cessation of business at Aris-Philippines, Inc., a former subsidiary of Sara Lee incorporated in the Philippines. It includes the allegation that certain actions taken in connection with the cessation of business at Aris-Philippines breached contractual arrangements with a union and violated the labor laws of the Philippines. Nowhere does the statement explain how the proposed requirement for independent director approval of transfers of funds relates to an allegedly improper cessation of business operations at a subsidiary six years ago.

II. Background

Sara Lee is a global manufacturer and marketer of high-quality, brand name products for consumers. Headquartered in Chicago, Illinois, Sara Lee has operations in more than 40 countries and markets branded consumer products in over 170 countries. Sara Lee has three major global businesses: food and beverages, underwear and household products. Sara Lee employs approximately 154,000 people *20 worldwide. Sara Lee has over 500 subsidiaries. For the 2000 fiscal year, Sara Lee and its consolidated subsidiaries had net sales of $ 17.5 billion.

From 1969 until 1997, Sara Lee owned the Aris business, which was primarily engaged in the manufacture and sale of gloves and related items. The Aris business included Aris-Philippines, which ceased operations in 1995. Following the cessation of operations, the labor union representing Aris-Philippines' former employees filed a complaint with the Philippines National Labor Relations Commission, claiming, among other things, that the circumstances surrounding Aris-Philippines' cessation of business violated both (i) the agreement between Aris-Philippines and the labor union and (ii) certain labor laws of the Philippines. These claims were dismissed with prejudice over four years ago on April 30, 1997, by the labor arbitrator, who found no violation related to the agreement and that no unfair labor practices had been committed. (A copy of the arbitrator's Notice of Resolution is attached as Exhibit B.) The labor union did not appeal. There are currently two additional proceedings brought by former employees of Aris-Philippines pending in *21 the Philippines. The labor arbitrator rejected the claim in one of the proceedings, and the claimants filed an appeal before the National Labor Relations Commission. The other proceeding is currently pending before the labor arbitrator.

III. Grounds for Exclusion

Sara Lee believes that it may properly omit the Proposal from the 2001 Proxy Materials pursuant to: (1) Rule 14a-8(i)(4) because the Proposal relates to a personal grievance or is designed to further a personal interest, which interest is not shared with other security holders at large and (2) Rule 14a-8(i)(3) because the Proposal is false and misleading.

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(4) Because It Relates to a Personal Grievance or Is Designed to Further a Personal Interest, Which Interest is Not Shared with Other Security Holders at Large.

Rule 14a-8(i)(4) provides that a registrant may omit a proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at *22 large." In Exchange Act Release 34-20091 (August 16, 1983), the Commission stated that this ground for exclusion was designed to prevent security holders from abusing the security holder proposal process in order to achieve personal ends that are not necessarily in the common interests of the issuer's shareholders generally. Additionally, in Exchange Act Release 34-19135 (October 14, 1982), the Commission recognized that the cost and time involved in dealing with such abuses do a disservice to the interests of the issuer and its security holders.

Sara Lee believes that the Proposal may be properly omitted from the 2001 Proxy Materials because, although the first part of the Proposal is phrased in a manner which may seem to be of general interest to all shareholders, the supporting statement demonstrates that the Proposal is one of many tactics designed by Mr. Stanton to pursue both Mr. Stanton's longstanding personal grievance with Sara Lee and his peculiar interest in the subject matter of the

Proposal. *See* Exchange Act Release 24-19135 (stating that "a proposal, despite its being drafted in a such a way that it might relate to matters which may be of general interest to all *23 security holders, properly may be excluded under paragraph (c)(4) now (i)(4), when it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"); *see also CBS Corp.* (March 4, 1998) (proposal excluded under Rule 14a-8(i)(4) where issuer noted that it was "clear from the supporting statement that the proponent's sole interest is to pursue a personal interest not shared by other shareholders"); *Pyramid Technology Corp.* (November 4, 1994); *Eastman Kodak Co.* (March 5, 1993); *Int'l Business Machines Corp.* (March 5, 1980).

Mr. Stanton's personal grievance with Sara Lee and its good faith business decision to cease the operations of Aris-Philippines stems from his close personal ties with the Aris business. Mr. Stanton is a descendent of the founders of the Aris business. Sara Lee acquired the Aris business, which was primarily owned by Mr. Stanton and other members of Stanton's family, in 1969. Mr. Stanton then served as an officer of Aris and an officer of Aris-Philippines during the time the Aris business was owned by Sara Lee. Mr. Stanton resigned from his *24 position with Aris in 1993 over a disagreement with Sara Lee relating to his reporting responsibilities. Sara Lee sold the Aris business to a third party in 1997. Sara Lee understands that Mr. Stanton rejoined the Aris business as a vice-president in 2000. Mr. Stanton continues -- some six years after the fact -- to express his disagreement with Sara Lee over its decision to cease operations at Aris-Philippines. In a sworn statement filed in opposition to Sara Lee in the litigation pending in the Philippines, Mr. Stanton stated that he believes that Aris-Philippines was the "number one glove factory in the world" and that the cessation of business at Aris-Philippines was Sara Lee's "corporate blunder . . . based on emotion and not on sound business principles." *See* Exhibit E page 1.

It is important to note that Mr. Stanton has been actively involved in both of the pending legal proceedings. (A copy of a letter from Sara Lee's Counsel in the Philippines is attached as Exhibit C.) Mr. Stanton has supplied his own sworn statement and those of four other individuals on behalf of the employee complainants in one of the pending proceedings. (A copy of Mr. Stanton's sworn statement is *25 attached as Exhibit D.) He also supplied an affidavit to assist the employee complainants in connection with the pending appeal before the National Labor Relations Commission. (A copy of Mr. Stanton's affidavit is attached as Exhibit E.) The affidavit contains as exhibits numerous internal, confidential documents related to Aris-Philippines dating to the time when Sara Lee owned Aris, including correspondence from Sara Lee's counsel. Mr. Stanton's conduct in the pending labor litigation is directly contrary to the interests of Sara Lee and its shareholders and demonstrates that the purpose of his Proposal is to pursue and further his own personal grievance with Sara Lee.

Mr. Stanton's personal interest is further evidenced by his expressed desire to write a book about the Aris business, a desire that led him to contact former employees in the Philippines to gather information. On two occasions his attorney contacted Sara Lee requesting detailed information relating to Aris-Philippines, which Sara Lee declined to provide. (Copies of these letters and Sara Lee's responses thereto are attached as Exhibit F.) As evidenced by the detailed nature of his requests in these letters, Mr. *26 Stanton's interest in Aris-Philippines is not that of an ordinary Sara Lee shareholder.

Mr. Stanton unsuccessfully attempts to mask his personal grievance and peculiar interest in Aris-Philippines with the phrasing of his Proposal. Mr.

Stanton, no doubt based on his own (or his legal counsel's) appreciation of the Staffs position in numerous no-action letters, has attempted to structure the Proposal around the various grounds for exclusion under Rule 14a-8. For example, notwithstanding his intimate involvement in the legal proceedings against Sara Lee in the Philippines, Mr. Stanton has carefully avoided seeking any specific action from Sara Lee with respect to such litigation. Rather, in an effort to create a smoke screen for his true purposes, Mr. Stanton's Proposal seems to be directed to "independent" director approval of certain actions, but Mr. Stanton has not indicated in any way how requiring independent director approval would have affected the business decision regarding Aris-Philippines. Instead, Mr. Stanton (or his legal advisors) has created the ultimate "red herring" of a shareholder proposal to provide Mr. Stanton with a venue for airing his personal grievance with *27 Sara Lee.

Mr. Stanton's ploy is transparent upon a careful review of the structure of the Proposal. The first part of the Proposal labeled "proposal" purports to establish a corporate governance policy for application to certain transactions. After reading this, one expects a supporting statement which explains to shareholders why such a policy should be adopted. Mr. Stanton's supporting statement, however, is wholly unrelated to his "proposal." The disjuncture between the "proposal" and the supporting statement is reflected by the fact that the "proposal" only applies to actions taken by the "Company" (defined in the Proposal as "Sara Lee Corporation"), while the supporting statement relates to the conduct of certain former subsidiaries of Sara Lee. Indeed, Mr. Stanton's true goal is clear from his contention in the supporting statement that his Proposal "will help protect the rights of all of the Company's workers in similar circumstances." even though the proposal only deals with the transfer of funds, not the treatment of workers. Only at the very end of the supporting statement does Mr. Stanton refer to the "unauthorized use of corporate funds for purposes contrary to the laws *28 of countries where Sara Lee is operating" in a further attempt to mask the true object of his Proposal. This reference is curious because Mr. Stanton does not allege anywhere in his Proposal that the transfer of funds in question was unauthorized, and he ignores the final determination by the labor arbitrator that no laws were violated in connection with the cessation of business at Aris-Philippines. It is clear from the structure of the Proposal that the "proposal" portion of Mr. Stanton's submission is wholly irrelevant to Mr. Stanton's purposes. Mr. Stanton wants a public forum for the allegations contained in his supporting statement, allegations, which as discussed below, are unfounded.

The facts clearly demonstrate that the Proposal relates to Mr. Stanton's personal grievance with a Sara Lee business judgment to cease business at Aris-Philippines, a business that Mr. Stanton's family sold to Sara Lee and a business for whose employees Mr. Stanton obviously has strong personal feelings:

. The matter occurred six years ago.

. Sara Lee's conduct was upheld by a labor arbitrator over four years ago.

. Mr. Stanton still continues to support the litigation in the Philippines *29 contrary to the interests of Sara Lee and its shareholders.

Despite its clever wording and structure, the Proposal is merely an attempt by Mr. Stanton to pursue his peculiar interest in the subject matter of the Proposal, an interest which is contrary to Sara Lee's shareholders at large. Mr. Stanton's involvement in the pending litigation in the Philippines itself is sufficient grounds to exclude the Proposal. *See, e.g., C.I. Mortgage Group*

(March 13, 1981) (excluding shareholder proposal where proponent was involved in litigation and proposal related to such litigation); *see also E.I. du Pont de Nemours and Co.* (January 31, 1995) (staff concurred in excluding proposal related to litigation where issuer noted evidentiary issues limited to management rebuttals and arguments for exclusion under Rule 14a-8).

For the reasons discussed above, Sara Lee believes that it may exclude the Proposal from the 2001 Proxy Materials under Rule 14a-8(i)(4).

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Violates the Commission's Proxy Rules.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy statement where "the proposal *30 or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9." Rule 14a-9 prohibits solicitations of proxies "containing any statement which, at the time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. . ." Note (b) to Rule 14a-9 provides an example of a misleading statement within the meaning of Rule 14a-9 as "material which directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal, or immoral conduct or associations, without factual foundation." *See also Detroit Edison Co.* (March 4, 1983) (entire proposal excluded where "the proposal, taken as a whole, is that the company. . .has acted improperly without providing any factual support for that implication"); *Standard Oil Co. of California* (February 10, 1981) (entire proposal excluded where "the tenor of the proposal is misleading").

With its unsupported allegations of illegal and improper conduct and its omission of *31 the fact that Sara Lee's conduct was upheld in a decision that the union did not even appeal, the Proposal contains false and misleading statements that color the entire tenor of the Proposal. The supporting statement alleges: "It appears that the transaction involving the payments to the Chief Executive Officer of Sara Lee's subsidiary and his wife was ultimately used to improperly circumvent both the labor laws of the Philippines as well as the contractual commitment the subsidiary made in the settlement agreement with its former Filipino factory workers." This statement is completely unfounded. As mentioned above, there has been a final determination by an arbitrator in the Philippines that the cessation of business at Aris-Philippines did not breach any agreement with the labor union or result in any unfair labor practice under the laws of the Philippines. This decision was not appealed by the labor union. Moreover, Sara Lee has received advice from its counsel in the Philippines that the cessation of business at Aris-Philippines was completed in accordance with all applicable laws of the Philippines and applicable contractual obligations. Sara Lee is vigorously defending the *32 current claims brought by former employees with the support of Mr. Stanton. Mr. Stanton also does not explain in what way contracts or laws were allegedly broken, making his allegations false and misleading. Moreover, the fact that the Proposal does not disclose that Mr. Stanton's allegations of breaking labor contracts and laws were rejected in April 1997 and that he has been actively opposing Sara Lee in legal proceedings related to these allegations makes the Proposal misleading. Shareholders reading the Proposal are not told that the allegations were rejected as meritless over four years ago and would not appreciate Mr. Stanton's obvious bias in submitting the Proposal and making discredited allegations in his supporting statement.

The Proposal also impugns the character of certain individuals without factual foundation. A substantial portion of the supporting statement deals with an alleged transfer of funds to the "Chief Executive Officer of the subsidiary and his wife" with the implication that these individuals were involved in an improper transaction. The supporting statement, however, does not provide any evidence that these individuals received an improper benefit, violated *33 any applicable laws or engaged in any improper behavior. The Proposal's recommendation of independent director approval also indicates, without any factual foundation, that Sara Lee's employee directors are in some way tainted by a conflict of interest and should be excluded from the Board's decision-making process on this issue. The Proposal does not explain why a director who is an employee of Sara Lee should be disqualified from participating in decisions described in the Proposal. Mr. Stanton should not be permitted to attack the character and integrity of these individuals without any factual basis.

For the reasons discussed above, Sara Lee believes that it may exclude the Proposal from the 2001 Proxy Materials under Rule 14a-8(i)(3).

VI. Conclusion

For these reasons, Sara Lee respectfully submits that it may properly omit the Proposal from the 2001 Proxy Materials. Should the Staff disagree with the conclusions regarding the omission of the Proposal, or should any additional information be desired, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and six copies of the Proposal *34 are enclosed, and a copy is being sent to the Mr. Stanton. In addition, six copies of the significant supporting materials are enclosed. If you have any questions concerning the Proposal or this request, please call the undersigned.

Very truly yours,

Charles W. Mulaney, Jr.

EXHIBIT A

"Proposal: The shareholders request that the Board of Directors adopt a policy to prohibit the Company from making payments or other transfer of funds to employees, directors or others outside of the ordinary course of business without the approval of the majority of the members of the Board of Directors of Sara Lee Corporation (the "Company") who are not employed by the Company or a parent or subsidiary of the Company.

Supporting Statement: On October 7, 1995 a subsidiary of the Company with a significant manufacturing facility in the Philippines employing more than 7,000 workers advised their workers that the factory would be permanently closed as of that date. In order to obtain a favorable severance settlement agreement with the union representing the workers at the factory, the subsidiary agreed never to start another glove manufacturing facility in the Philippines. On October 9, 1995 the *35 subsidiary transferred $ 500,000 to Hong Kong Shanghai Bank, Hong Kong for the account of the Chief Executive Officer of the subsidiary and his wife. Eight days later the sum of $ 500,280.57 (of which amount $ 280.57 represented bank and exchange rate charges) was transferred by the same bank on behalf of the Fuller Brush Co. (which was then a subsidiary of the Company) to the account of Fashion Accessories Inc., Philippines ("FAPI") in exchange for a

99% equity interest in FAPI. Thereafter, FAPI established a glove manufacturing facility in the Philippines employing non union labor. It appears that the transaction involving the payments to the Chief Executive Officer of the Company's subsidiary and his wife was ultimately used to improperly circumvent both the labor laws of the Philippines as well as the contractual commitment the subsidiary made in the settlement agreement with its former Filipino factory workers. Adoption by the Board of Directors of the policy requested will help protect the rights of all of the Company's workers in similar circumstances while helping to prevent the unauthorized use of corporate funds for purposes contrary to the laws of the countries where Sara *36 Lee is operating."

1999 SEC No-Act. LEXIS 320

Securities Exchange Act of 1934 -- Rule 14a-8(i)(4)

March 15, 1999

[*1] Unocal Corporation

[...*1]
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Unocal Corporation
Incoming letter dated January 14, 1999

The proposal relates to Unocal taking certain action regarding the number and size of underground tanks of currently and previously owned service stations and taking action against employees and Unocal's outside counsel who withhold information on the subject.

There appears to be some basis for your view that the Unocal may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance. Accordingly, we will not recommend enforcement action to the Commission if Unocal omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Unocal relies.

Sincerely,

Dennis Bertron
Attorney-Adviser

[...*1]

Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245
Telephone (310) 726-7767
Facsimile (310) 726-7875

UNOCAL 76

January 14, 1999

BY AIRBORNE EXPRESS
[*2]

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unocal Corporation (File No.: 108483):
Stockholder Proposal of Thomas C. DeWard

Ladies and Gentlemen:

On behalf of Unocal Corporation, a Delaware corporation (the "**Company**"), enclosed please find six copies of this letter pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended. In ...

... [*2] in the proxy materials for the Company's upcoming Annual Meeting pursuant to Rule 14a-8. The Office of the Chief Counsel (the "**Staff**") has each time permitted the Company to omit the Proposal from its proxy material. See, Unocal Corp. (Apr. 2, 1998; Mar. 10, 1997; Dec. 20, [*3] 1995)(copies enclosed). Because the Proposal remains a personal grievance of DeWard against the Company, the Company again believes it is proper and therefore intends to ...

... [*6] 13, 1996, January 2, 1997 and January 17, 1997 (copies enclosed).

2. **Proposal.**

The Proposal reads as follows (we have added paragraph numbers):

[P 1] "RESOLVED THAT In the interest of the environment and accountability of Unocal employees and [*7] outside legal counsel:

[P 2] "In each state where Unocal owns or operates service stations currently or in the past, and as it relates to stations which have been sold to parties who did not intend to continue to operate the facility as a service station, Unocal shall report to the current owner the number and size of the tanks that remained at the site at the date of the sale. This includes all stations acquired as part of any acquisition of another oil company.

[P 3] "Unocal will notify each state agency that handles environmental matters the location of each service station site sold and the number and size of all tanks which remained at the site at the date of sale.

[P 4] "Unocal will at its expense remove all tanks and resulting contamination caused by the tanks left in the ground at sites which were sold to parties who did not intend to continue to operate the facilities as service stations.

[P 5] "Unocal will reimburse current site owners for all costs such as lost rents, loss of value and out of pocket expenses caused by the existence of tanks and contamination resulting from Unocal's failure to remove all tanks prior to sale. This applies to sites where there was [*8] no intent to continue to operate the facility as a service station.

[P 6] "Unocal will dismiss any employee who files or has filed a false affidavit in a court proceeding.

[P 7] "Unocal will dismiss any employee who knowingly withholds or has withheld information as to the existence of tanks or contamination at any site formerly owned by Unocal including sites purchased from another oil company.

[P 8] "Unocal will terminate the relationship with any outside law firm that knowingly withholds or has withheld any information or evidence in a court proceeding and shall attempt to recover all legal fees previously paid to that firm.

[P 9] "Unocal will dismiss any member of its in house legal counsel who is aware that false pleadings have been filed in a court proceeding, that information has or is being withhold by company employees or outside legal counsel, or that false affidavits or information has been filed by a Unocal employee or outside consultant."

3. **Proposal Excludable Under Rule 14a-8(i)(4) As Personal Grievance.**

Rule 14a-8(i)(4) provides that a company may omit a ...

... [*16] properly be omitted from the proxy statement.

Sincerely,

Rosario Herrera Sindel

ATTACHMENT

Thomas C. DeWard

25806 Glover Court

Farmington Hills, MI 48335-1236

October 5, 1998

Corporate Secretary
Unocal
2141 Rosecrans Avenue
Suite 4000
El Segundo, California 90245

SUBJECT: STOCKHOLDER PROPOSAL FOR 1999 STOCKHOLDERS' MEETING

I currently own 100 shares of Unocal Corporation common stock. I am requesting that the stockholder proposal that follows be adopted at the 1999 Stockholders' meeting. In response to your letter of October 1, 1998, please be advised that I want this proposal included ...
... [*17] stock for a few years but well before September 20, 1997. I hold the stock and thus a statement from the broker would not be helpful. I suggest you contact the Transfer Agent for Unocal stock to verify the continuity of ownership. I do not know how the price of stock has fluctuated but I assume the market value has exceeded $ 2,000 since September 20, 1997. In any event I have ...
... [*17] 100 shares of stock continuously for all of 1997 and in fact since September 4, 1995 the date of purchase.

Overview

A corporation I own purchased a commercial building in 1983. Unocal, as the successor in interest to Pure Oil Corporation, was the owner of the building until 1970. In spite of a law that required that permanently abandoned tanks be removed from the ground, Unocal left at least 7 tanks at the site. When the property was sold to a third party, 4 tanks were identified in the sales agreement. I was unaware at the time of purchase that any tanks remained at the site. In the time ...
... [*18] debris. All of the tanks were leaking which contaminated the site as well as adjacent property.

After much correspondence and apparently based on the fact that the site was approved for funding by a fund established by the State of Michigan, Unocal agreed to pay for the cost of the clean-up. The corporation I own agreed to reimburse Unocal when funds were received from the State. Unocal refused to pay for any lost rents, diminution in value or for my personal time involved in the oversight of the clean-up. Unocal, without justification, stopped making payments for a period of time during 1991. A billing was issued to Unocal for costs and damages which Unocal refused to honor. The corporation withheld monies received from the State and did not refund to Unocal supplier credits but instead used these funds as an offset to monies owed for costs and damages. Unocal filed suit in Federal Court and won a judgment. The suit included false claims, a Unocal employee filed a false affidavit, and Unocal's outside legal counsel withheld vital [*19] evidence. From material received as a result of a Motion to Compel, I learned that Unocal was aware of additional tanks at the site but they failed to notify me of this on a timely basis. Subsequent test borings revealed the additional tanks.

WHEREAS:

Unocal has sold service stations but failed to remove the underground storage tanks. Some of the tanks still contained gasoline. Some of these tanks may still remain in the ground. Tanks which remain in the ground may leak causing harm to the environment.

Unocal has records which reveal the location and number of underground storage tanks which were not removed prior to the sale of the facility.

The subsequent removal of the tanks and contamination is costly and such costs, including any losses incurred by the current owners, is the responsibility of Unocal.

A Unocal employee filed a false affidavit in a lawsuit.

Unocal filed a lawsuit which included false claims.

Unocal employees and outside legal counsel withheld evidence in a lawsuit.

RESOLVED THAT In the interest of the environment and accountability of Unocal employees and outside legal counsel:

In each state where Unocal owns or operates service stations [*20] currently or in the past, and as it relates to stations which have been sold to parties who did not intend to continue to operate the facility as a service station, Unocal shall report to the current owner the number and size of the tanks that remained at the site at the date of the sale. This includes all stations acquired as part of any acquisition of another oil company.

Unocal will notify each state agency that handles environmental matters the location of each service station site sold and the number and size of all tanks which remained at the site at the date of sale.

Unocal will at its expense remove all tanks and resulting contamination caused by the tanks left in the ground at sites which were sold to parties who did not intend to continue to operate the facilities as service stations.

Unocal will reimburse current site owners for all costs such as lost rents, loss of value and out of pocket expenses caused by the existence of tanks and contamination resulting from Unocal's failure to remove all tanks prior to sale. This applies to sites where there was no intent to continue to operate the facility as a service station.

Unocal will dismiss any employee who files or [*21] has filed a false affidavit in a court proceeding.

Unocal will dismiss any employee who knowingly withholds or has withheld information as to the existence of tanks or contamination at any site formerly owned by Unocal including sites purchased from another oil company.

Unocal will terminate the relationship with any outside law firm that knowingly withholds or has withheld any information or evidence in a court proceeding and shall attempt to recover all legal fees previously paid to that firm.

Unocal will dismiss any member of its in house legal counsel who is aware that false pleadings have been filed in a court proceeding, that information has or is being withheld by company employees or outside legal counsel, or that false affidavits or information has been filed by a Unocal employee or outside consultant.

End of Stockholder Proposal

Sincerely,

Thomas C. DeWard

1997 SEC No-Act. LEXIS 462

Securities Exchange Act of 1934 -- Rule 14a-8(c)(4)

January 29, 1997

CORE TERMS: shareholders, plant, religious, election, strife, disciplinary action, recommendations, unemployment, proprietary, involvement, reputation, avoidance, exceeding, investor, editor, proxy, site, log

[*1] General Electric Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 29, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: General Electric Corporation (the "Company")
Incoming letter dated December 20, 1996*

* Letter not available in SEC Public Reference Room.

The proposal requests that the board stop various policies and tactics designed to suppress union activities.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials pursuant to rule 14a-8(c)(4) because it relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials in reliance on rule 14a-8(c)(4). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Amy M. Trombly
Attorney Advisor

INQUIRY-1:
January [*2] 11, 1997

Frank G. Zarb, Jr.
Special Council
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: GE Share Owner Proposal by Daniel R Guza

Dear Sirs,

I received a copy of General Electric's list of reasons to exclude my Share Owner proposal VIA FEDERAL EXPRESS on Christmas Eve, 1996, I would like to make a few comments.

Please find attached a copy of my Receipt for Certified Mail showing a mailing date of November 1st.. I would like to point out that the cut off date of November 7th. effectively eliminates one of the last days for GE to accept Share Owner proposals due to the fact that post offices are closed on election day November 5th.. I would also like to suggest that in addition to the copy of the daily mailroom log GE voluntarily provided for November 7th. that you ask GE for mail room logs for November 4th. through 6th. and perhaps prior years to look for trends in making your decision on this point.

My motivation with this Share Owner Proposal, and many letters to the editor written by myself and printed in various Ohio area newspapers on subjects ranging from auto insurance to law [*3] enforcement and other community involvement is a sincere effort on my part to improve society. The fact that GE construes this effort as an attempt to gain personally as a means to deny my voice is representative of the problem I am trying to correct. I have $7,000 in GE stock which is a substantial investment for me, and I feel there are many other relatively small investors like myself who should hear my viewpoint as a GE worker, regarding GE and labor law compliance. I am employed at the GE Superabrasives site and have no interest in the GE Plastics site at Parkersburg except for the betterment of general labor conditions.

Regarding GE's allegations that my statements in the Share Owner Proposal are false and misleading. GE is not specific as to which statements they feel are false. I have reviewed the Share Owner Proposal and still feel this is an accurate depiction of the GE workplace during a organizing drive for a NLRB representation election on all points. Union avoidance programs have been honed to a science by corporations like GE. Perhaps the only way to determine methods used is to look at the results and the decisions made to obtain those results. Its an undeniable fact [*4] that the results are certainly there and that is what counts.

The GE Plastics plant in Parkersburg WV has been attempting to organize for over 7 years now with 2 failed NLRB elections. Many NLRB violations have been upheld in court and are on record to substantiate the long history statement. Reference case # s now under circuit court, 6-CA-24454, 6-CA-24911, 6-CA-28044. GE Superabrasives has NLRB hearings case # s, 9-CA-32211, 9-CA-322301-2, 9-CA-32843 coming up the last week in January of 1997, filed September 24, 1994. The charges concerning myself were made due to the threat of disciplinary action by GE Superabrasives management due to my March 8, 1995 letter to the editor (regarding threats to close the plant deemed "proprietary" by GE management) and were dismissed because illegal disciplinary action was only threatened by GE management, not actually taken.

I would like to ask that the objections raised by GE should be set aside as union avoidance activity and GE be ordered to include my Share Owner Proposal in the proxy statement.

Daniel R Guza
901 Oakland Park Ave.
Columbus Ohio 43224
Phone 614-268-3849 after 4:30pm weekdays

ATTACHMENT 1

GENERAL ELECTRIC COMPANY

Report [*5] on Northern Ireland

Operations Proposal

WHEREAS, General Electric Company operates a wholly-owned subsidiary in Northern Ireland;

WHEREAS, Northern Ireland has for many years been torn by political and religious strife' resulting in over 2,400 deaths during the past 20 years;

WHEREAS, shareholders are also concerned about the ethical dimensions of the company's involvement in situations of political and religious strife;

WHEREAS, successful business policy, the moral concerns of shareholders and the fiduciary responsibilities of investors require that corporations be self-regulatory and socially responsible;

Therefore Be It Resolved: That shareholders request the Board of Directors to conduct an in-depth review of the General Electric Northern Ireland operations. This review would include, but not be limited to: the company's equal employment opportunity policy and practices, plant locations, and ways to increase the number of jobs and the minority representation at the plants.

Be It Further Resolved: That the shareholders request the Board of Directors to report to shareholders by September 1995, its review of Northern Ireland operations, the findings and recommendations [*6] of the review and implementation plans for such recommendations. This report would be prepared at a cost deemed reasonable and omitting proprietary information.

ATTACHMENT 2

SUPPORTING STATEMENT

Shareholders are concerned about the relationship of political and religious strife to the investment climate. With overall unemployment rates exceeding 15%, and unemployment rates exceeding 30% in some minority areas, according to the Investor Responsibility Research Center (Washington, D.C.) 1991 publication, The MacBride Principles and U.S. Companies in Northern Ireland, Northern Ireland is need of jobs. However, the former Northern Ireland Secretary Tom King has stated that: "It is absolutely vital to the successful future of Northern Ireland that we establish a reputation and a place where there is equality of opportunity and where prejudice is not practiced. If we do not achieve that it will be very damaging indeed in attracting new investment." It is incumbent also upon a world-wide company to establish such a reputation and such a work-place environment. For these reasons, we urge a vote FOR this proposal.

1982 SEC No-Act. LEXIS 3125

Securities Exchange Act of 1934 -- Section 14(a) -- Rule 14a(8)

Nov 23, 1982

[*1] Core Industries, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
November 23, 1982

Mr. Lawrence J. Murphy
Secretary-Treasurer
Core Industries, Inc.
500 North Woodward
P.O. Box 2000
Bloomfield Hills, Michigan 48013

Re: Core Industries, Inc.

Dear Mr. Murphy:

This is in regard to your letter dated October 26, 1982, which was received by the Commission on October 27, 1982, concerning a request made to Core Industries, Inc. ("Company") by Mr. William B. Patterson ("Proponent") to include one shareholder proposal in the Company's proxy soliciting material ("proxy material") for its 1983 annual meeting of security holders scheduled to be held on January 11, 1983. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material. Your submission included an opinion of counsel on certain legal questions encompassed by the management's position on the proposal. Subsequently, we received a letter dated November 10 from the Proponent, suggesting that the management's determination to omit the proposal was erroneous.

The proposal, the text of which [*2] is set forth in an attachment to your letter of October 26, relates to a request that the Board of Directors of the Company distribute to shareholders certain information regarding equal employment opportunity. In your letter you have expressed the opinion that the proposal is excludable from the Company's proxy material under paragraphs (a)(1), (c)(3) and (c)(4) of Rule 14a-8, as well as under Rule 14a-9, and you cite certain reasons in support of that opinion.

Your letter of October 26 includes certain information which, in management's view, supports a conclusion that the proposal relates to the enforcement of a personal claim or the redress of a personal grivance that the Proponent has against the Company, and that the proposal is excludable under Rule 14a-8(c)(4). In this connection, you have indicated that an attempt is presently underway to bring union representation to the workers at the Company's Mueller Steam Specialties Division, in Lumberton, North Carolina. You have supplied copies of articles from a number of periodicals that suggest that the Proponent has been assigned by the Union to participate in that organizational activity. You also state that Mr. Patterson [*3] was actively involved with another shareholder proposal that was presented from the floor at the Company's 1982 annual meeting. It is your view that the current proposal, like the one proposed at the 1982 annual meeting, is a part of Mr. Patterson's strategy in connection with his assignment from the Union to organize the Mueller Steam Specialties facility.

After consideration of the information contained in your letter and the exhibits thereto, there appears to be some basis for your view and that of your counsel that the proposal may be omitted from the Company's proxy statement in reliance upon Rule 14a-8(c)(4). In this regard, the materials submitted suggest that, despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, the Proponent is using the proposal as one of many tactics designed to assist the Proponent in his objective as a union organizer to obtain union representation at the Company's Mueller Steam Specialties facility. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material. [*4]

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,
Lee B. Spencer, Jr.
Director

INQUIRY-1: Core Industries Inc.
500 North Woodward
P.O. Box 2000
Bloomfield Hills, Michigan 48013
(313) 642-3400
October 26, 1982
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Core Industries Inc -- Proposed
Resolution of William B. Patterson

Gentlemen:

Core Industries Inc ("Core" or "company") has received a letter from William B. Patterson (the "proponent") which contains a resolution and supporting statement proposed for inclusion in Core's proxy materials to be distributed in connection with its annual meeting of shareholders to be held on January 11, 1983.

The proposed resolution requests that Core's Board of Directors "publish in its next annual report or other publications distributed to all shareholders within one year of the 1983 annual meeting" certain information concerning equal employment opportunity at Core. The complete resolution [*5] and the supporting statement are attached as Exhibit A to this letter.

This letter is submitted to the Division of Corporation Finance pursuant to the provisions of Rule 14a-8(d) for the purpose of requesting the advice of the Division's staff that they will not recommend any action to the Commission if Core omits the proposed resolution and supporting statement from its proxy materials. Management of Core believes, and Core's counsel concurs, that the above shareholder proposal may be properly omitted from the company's proxy statement and form of proxy to be distributed in connection with Core's 1983 annual meeting of shareholders for the following reasons:

1. The proponent has not complied with the Commission's requirements for eligibility to propose a resolution (Rule 14a-8(a)(1));

2. The proposed resolution relates to the enforcement of a personal claim or the redress of a personal grievance against the Company (Rule 14a-8(c)(4)); and

3. The proposed resolution and supporting statement contain false and misleading statements (Rule 14a-8(3) and Rule 14a-9).

The supporting opinion of Core's counsel on matters of law is enclosed with this letter.

Failure To Demonstrate [*6] Eligibility

Rule 14a-8(a)(1) provides that a proponent must be a record or beneficial owner of a security entitled to be voted at the meeting in order to present a proposal at such meeting. If the proponent is not the holder of such a security, the issuer is not required to include the proposal in its proxy statement or form of proxy. In his letter to Core, the proponent stated that:

"I. William Patterson, am the beneficial owner of three shares of commonstock of Core Industries, Inc. I would be pleased to provide verification if you wish."

Rule 14a-8(a)(1) further provides that:

"If the issuer requests documentary support for a proponent's claim that he is a beneficial owner of a voting security of the issuer, the proponent shall furnish appropriate documentation within 10 business days after receiving the request."

Pursuant to Rule 14a-8(a)(1), Core requested such documentary support from the proponent in a letter, sent via certified mail, on September 8, 1982. (See the letter attached hereto as Exhibit B.) The proponent failed to respond to Core's request for documentary support until October 15, 1982. (See the letter attached hereto as Exhibit C.) Because the proponent [*7] failed to respond within 10 business days to the company's request, Core has proceeded to prepare its proxy materials without reference to the proponent's proposed resolution. Now, after the proponent has failed to respond to the company's request until a total of 27 business days have passed, it would be unduly burdensome to Core and contrary to Rule 14a-8(a)(1) if the company were forced to include the proponent's proposed resolution in its proxy materials. As a result of the proponent's failure to comply with Rule 14a-8(a)(1), Core is not required to include the proponent's proposal in its proxy statement or form of proxy.

Redress of Personal Grievance

Rule 14a-8(c)(4) permits an issuer to omit a proposed resolution which relates to the enforcement of a personal claim or the redress of a personal grievance against it. Mr. Patterson has such a personal grievance, and his proposed resolution is nothing more than an attempt to further that grievance and to harass the company.

The company had extensive involvement with the proponent in connection with its 1982 annual meeting of shareholders. A "Resolution on Labor Practices at

Mueller Steam Specialties" was proposed for [*8] inclusion in the company's proxy materials at that meeting by a Reverend James S. Sessions. That proposal was excluded from the company's proxy materials in accordance with the Commission's rules and regulations. It was Mr. Patterson, however, who was the chief spokesman for the protest group that did attend the company's 1982 annual meeting, and Mr. Patterson also acted as liaison between the protest group and the company concerning matters such as who would be allowed to attend the meeting, who would speak at the meeting, and so forth. In this connection we are attaching a mailgram sent to the company by Mr. Patterson over the Reverend Session's name (note the return address in the upper left corner) (Exhibit D), an excerpt from an article published in the Detroit Free Press on January 12, 1982, linking Mr. Patterson to the protest group (Exhibit E), an except from an article from the October 22, 1981 edition of the "Robesonian" labelling Mr. Patterson an "AFL-CIO labor organizer" (Exhibit F), and an article from the September - October 1982 issue of "Southern Exposure" magazine (Exhibit G) which states, in part:

"To boost spirits and capitalize on the blatant abuses of the [*9] company, the union assigned Bill Patterson to develop a strategy that could turn this moral issue into tangible help for the workers."
Mr. Patterson's shareholder proposal is obviously just another part of his "strategy" to pressure Core to accept union representation at its Mueller Steam Specialties division.

In the past, the staff has often recommended no action to the Commission if a shareholder proposal is directly related to a personal grievance or is one of many tactics designed to harass the issuer. (In this regard, see the opinion of counsel enclosed herewith). Mr. Patterson's proposed resolution appears to be directly related to his grievance over Mueller Steam Specialties' lack of union representation; in fact, Mueller Steam Specialties is mentioned by name in the supporting statement accompanying the proposal. Further, the proposed resolution, like the resolution proposed for the 1982 annual meeting, appears to be one of the tactics which makes up part of Mr. Patterson's "strategy" to harass Core in accordance with Mr. Patterson's "assignment" from the union. Pursuant to Rule 14a-8(c)(4), Core may properly exclude the subject proposal from its proxy materials.

[*10] False and Misleading Statements

The supporting statement related to the proponent's proposed resolution contains statements which Core believes are properly excludable from its proxy materials because they are false and misleading within the meaning of Rule 14a-9. Pursuant to Rule 14a-18(c)(3) such false and misleading statements are properly excludable from a proxy statement.

The second paragraph of the supporting statement, which comprises the bulk of the supporting statement, is made up almost totally of misleading statements. The statement that minority employees of Mueller Steam Specialties appear to be underrepresented in supervisory positions is sheer unfounded allegation. No substantive evidence of such underrepresentation is offered by the proponent. Further, the statement that "[d]isclosure of this information would help the stockholders to determine if such practices are more widespread" implies that the practice of discrimination is widespread already, for which no support is offered.

The proponent has offered no support whatsoever for his statements which allege and infer that the company practices discrimination against minorities. These statements comprise [*11] the bulk of the proponent's supporting statement. It is Core's opinion that the supporting statement could not easily be rewritten to eliminate its problems, especially in light of the time pressures Core would face and presently faces in preparing its proxy materials after the proponent's lack of timely response to the company's request for documentary support of beneficial ownership. For that reason the company believes that the supporting statement is entirely in violation of Rule 14a-9 and, therefore, pursuant to Rule 14a-8(c)(3) may be excluded from the company's proxy statement.

It is respectfully requested that the staff confirm, based on the foregoing reasons and on the opinion of Core's counsel, that it will not recommend any enforcement action to the Commission if Core omits the above-described resolution and supporting statement from the proxy materials to be distributed in connection with its 1983 annual meeting of shareholders. Notice to the proponent of the proposed resolution of Core's intention to omit his resolution and supporting statement is being made by a copy of this letter.

Sincerely,
Lawrence Murphy

INQUIRY-2: LAW OFFICES
HONIGMAN MILLER SCHWARTZ AND COHN
[*12] 2290 FIRST NATIONAL BUILDING
DETROIT MICHIGAN 48226
TELEPHONE (313) 962-6700
TELECOPIER (313) 962-0176
October 26, 1982

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We are counsel to Core Industries Inc., a Nevada corporation ("Core" or "company") and have been requested by Core to provide you with our opinion in regard to a proposed shareholder resolution submitted by a William B. Patterson (the "proponent") for inclusion in Core's proxy materials to be distributed in connection with its 1983 annual meeting of shareholders. In this letter we confine ourselves to questions of law with respect to Rule 14a-8, which provides reasons under which a company may exclude shareholder proposed resolutions from its proxy materials. With respect to matters of fact in this regard, we refer you to the letter of the company addressed to you of even date herewith.

ELIGIBILITY

We have examined the company's request for documentary support of beneficial ownership on the part of the proponent, and we have also examined the proponent's response to that request. We are of the opinion that, as the proponent [*13] failed to respond to the company's request within 10 business days as Rule 14a-8(a)(1) requires, the company's decision to omit the proponent's proposed resolution and supporting statement is consistent with Rule 14a-8(a)(1).

REDRESS OF PERSONAL GRIEVANCE

Rule 14a-8(c)(4) specifically allows management to exclude a shareholder proposal that relates to the enforcement of a personal claim or the redress of a personal grievance against the company. The staff has in the past applied a two-prong standard in connection with Rule 14a-8(c)(4), looking first for the existence of a personal grievance and then determining whether the proposal was either directly related to the grievance or was one of many tactics used by the proponent to redress the grievance.

We have examined the documents attached to the company's letter to you of even date herewith, and it is our opinion that the existence of a personal grievance against the company on the part of the proponent has been well chronicled therein. Specifically, it appears that the proponent has long been active in an attempt to organize the workers at the company's Mueller Steam Specialties division.

We have also examined the proposal, [*14] including the supporting statement, submitted by the proponent, and it is our opinion that it is directly related to the grievance of the proponent and that it is one of many tactics used by the proponent designed to redress an existing personal grievance against management. The proponent's proposal requests information concerning the company's affirmative action hiring policy and practices, and the supporting statement mentions the company's Mueller Steam Specialties division, with which Mr. Patterson is concerned, by name.

It is our opinion that the proponent is using the shareholder proposal process as a mechanism for advancing his personal grievance against the management of the company. Further, the fact that the proposal is worded in such a way that it appears to relate to matters of general interest to all shareholders will not prevent the company from asserting the exclusion found in Rule 14a-8(c)(4); the staff has often held that despite such a drafting of a proposal, if it appears that the proponent is using the proposal as one of many tactics to redress an existing personal grievance against management, no action will be recommended to the Commission if the company [*15] omits the proposal from its proxy materials. Hercules Incorporated (available January 5, 1982); American Express Co. (available February 12, 1980); Cummings, Inc. (available February 6, 1980).

We are of the opinion that the facts cited by Core in its letter to you indicate that the proponent has a personal grievance against the company and that the proposed resolution and supporting statement are directly related to that grievance. Further, the proposed resolution appears to be merely one of many tactics designed to redress that personal grievance. The company's decision to omit the subject proposal from its proxy materials therefore is, in our opinion, consistent with Rule 14a-8(c)(4) and the interpretations that have been rendered of that rule by the staff in the no-action letters cited above.

MISLEADING STATEMENTS

It is also our opinion that statements in a shareholder proposal which are false or misleading may be properly excluded from a company's proxy materials pursuant to Rule 14a-8(c)(3) and Rule 14a-9. This has been a position frequently taken by the staff whenever questions of Rule 14a-9 violations have been substantiated by the facts. [*16] Coca-Cola Co. (available February 28, 1979) (unsupported conclusions, incomplete statement with omissions); Addressograph-Multigraph Corporation (available August 31, 1977) (vagueness and ambiguity); RCA Corporation (available February 18, 1975) (false and misleading statement); Northrop Corporation (available September 11, 1974) (misleading implication).

We are of the opinion that the facts cited by Core in its letter to you substantiate the decision of the company to omit from its proxy materials the proposed resolution and supporting statement. The company's decision is, in our opinion, consistent with Rule 14a-8(c)(3) and Rule 14a-9 and the interpretations that have been rendered of these rules by the staff in the no-action letters cited above.

Sincerely,
HONIGMAN MILLER SCHWARTZ AND COHN

EXHIBIT A

EQUAL EMPLOYMENT OPPORTUNITY DISCLOSURE RESOLUTION

WHEREAS, management has expressed its commitment to equal opportunity;

AND, WHEREAS, the elimination of discrimination in employment is a priority;

RESOLVED, that the stockholders request the Board of Directors to publish in its next annual report or other publications distributed to all [*17] shareholders within one year of the 1983 annual meeting the following information concerning equal employment opportunity:

1) Employment data for each of the past four years, listing the total number of males/females in each of the nine standard occupational categories defined by EEOC, with the numbers of racial minority males/females separately stated for each category. This information should also be listed separately for each subsidiary/division of the Company.

2) Data for each of the past four years indicating the total number of Staff reductions, including firings and layoffs, in each of the nine standard EEO occupational categories, with a breakdown listing the total number of racial minorities separately stating the number of males and females.

3) A statement of the Company's policy concerning equal employment opportunity and a summary of its Affirmative Action Program Guidelines for each subsidiary/division to implement this policy with an explanation of the achievements of, and the problems encountered by, this program.

4) A summary and status report of all complaints filed in the past four years with the EEOC, and with any other state and/or federal government agency [*18] or with any courts, alleging discrimination by the Company in hiring or in employment practices on the basis of race or sex. This listing shall include: The nature of charges, the location of the corporate facility to which the allegation(s) is/are related, current status of complaint, and an assessment of potential damages.

We believe our company's commitment to equal opportunity in employment should be matched by public disclosure of information indicating progress in employment for women and minorities and concrete details of affirmative action programs.

Elimination of discrimination in employment is a national priority. Publication of this information should be an encouragement to our company to help meet this priority. We are particularly concerned with the possibility of advancement within the company in areas of the nation with histories of employment discrimination, and in company facilities employing high percentates of female and/or racial minority employees. In particular, Mueller Steam Specialties, the North Carolina division of our company, employs high percentages of black and native American workers; yet, these minority employees appear to be under represented [*19] in supervisory positions. Disclosure of this information would help the stockholders to determine if such practices are more widespread.

We believe this Resolution addresses an important concern of stockholders. If you agree, please mark your proxy in favor; otherwise, it may automatically be cast against it.

100425

********** Print Completed **********

Time of Request: November 25, 2002 08:47 PM EST

Print Number: 1861:0:72659986
Number of Lines: 353
Number of Pages:

Send To: MUSELES, SCOTT
MORGAN LEWIS & BOCKIUS LLP
1111 PENNSYLVANIA AVE NW
WASHINGTON, DISTRICT OF COLUMBIA 20004

2001 SEC No-Act. LEXIS 245

Securities Exchange Act of 1934 -- Rule 14a-8(i)(4)

February 22, 2001

[*1] KeyCorp

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 22, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: KeyCorp
Incoming letter dated December 28, 2000

The proposal requests that the board of directors fully disclose the performance of "Key Trust's Equity and Mutual Funds," and provides that the directors of Key Trust should be elected, all or in-part, "by the involved parties, be they the establishing parties or the final beneficiaries."

There appears to be some basis for your view that KeyCorp may exclude the proposal under rule 14a-8(i)(4), as relating to the redress of a personal claim or grievance or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if KeyCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position we have not found it necessary to address the alternative bases for omission upon which KeyCorp relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

INQUIRY-1: [*2] **KeyCorp**

127 Public Square

Cleveland, OH 44114-1306

December 28, 2000

Securities and Exchange Commission

Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Charles E. Pannaci for Inclusion in KeyCorp's 2001 Proxy Statement

Dear Sir or Madam:

KeyCorp (the "Company") has received from Charles E. Pannaci a proposal and supporting statement for inclusion in the Company's proxy materials to be distributed to its shareholders in connection with its 2001 annual shareholders' meeting (the "2001 Proxy Statement").

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, enclosed are six copies of this letter, along with six copies of Mr. Pannaci's proposal and supporting statement, dated October 30, 2000 and marked as Exhibit A (collectively, the "Proposal"). The Company respectfully requests the staff of the Division of Corporation Finance to concur that it will not recommend enforcement action to the Securities and Exchange Commission if the Company omits the Proposal from its 2001 Proxy Statement. We are sending a copy of this letter concurrently to Mr. [*3] Pannaci.

Background

Mr. Pannaci owns 6,649 shares of KeyCorp common stock. He was the remainder beneficiary of a trust established by his grandmother in 1964 for which Key Trust Company of Ohio, a wholly owned subsidiary of KeyCorp ("Key Trust"), was the trustee. When his mother, the lifetime beneficiary, died, Mr. Pannaci objected to the final accounting alleging that funds were improvidently invested. The case is pending before the Fulton County, New York, Surrogate Court (the "Pannaci Lawsuit").

KeyCorp is the parent company of Key Trust, which serves as the trustee of various trust funds and is regulated by federal law. Mr. Pannaci's trust was invested in Key Trust's Equity and Income Mutual Funds (the "Key Funds"), common trust funds which are regulated by the Office of the Comptroller of the Currency ("OCC").

Shareholder Proposal

The Proposal actually consists of two related sub-proposals. First, Mr. Pannaci proposes that the Board of Directors of KeyCorp "fully disclose" the performance of the Key Funds. Second, he proposes that the "involved parties, be they the establishing parties or the final beneficiaries" elect the directors of Key Trust. Although Mr. [*4] Pannaci's intention is not entirely clear, he appears to be requesting that the grantors and beneficiaries of trusts invested in the Key Funds be given the authority to elect the directors of Key Trust.

Most of Mr. Pannaci's supporting statement is devoted to a repetition of the allegations set forth in the Pannaci Lawsuit. In addition, he states that he is not alone in being a dissatisfied trust beneficiary due to poor returns of the Key Funds. Mr. Pannaci also states that having the grantors and beneficiaries elect the directors of Key Trust would "make the Board more accountable" and thus better able to "explain the performance" of the trusts.

The Proposal May Be Excluded Under Rule 14a-8(i)(4)

Rule 14a-8(i)(4) provides that a proposal may be omitted when it relates to the redress of a personal claim or grievance or is designed to further a personal interest of a shareholder which is not shared by the other shareholders at large. The purpose of Rule 14a-8 is to provide shareholders with a means to communicate with other shareholders on matters of mutual concern, with Subsection 8(i)(4) in place to "insure that the security holder proposal process would not be abused by [*5] proponents attempting to achieve personal ends" when the issuer's other security holders do not share the proponent's interest or desired benefit. Release No. 34-20091 (Aug. 16, 1983). Further, a proposal may be phrased so as to relate to the "general interest" of all shareholders, but still be designed to redress a personal grievance, Release No. 34-19135 (Oct. 14, 1982). The design of the proposal may be to redress a personal grievance even if the subject matter of the proposal does not relate specifically to the personal grievance. *Burlington Northern Santa Fe Corp.* (Feb. 5, 1999).

With respect to pending litigation, it has long been recognized that Rule 14a-8(i)(4) (along with its predecessor 14a-8(c)(4)) is not intended to provide an alternate forum in which a litigant involved in pending litigation against a company can advance his personal interests in his lawsuit. *Xerox Corp.* (Mar. 2, 1990).

Although the Proposal does not specifically mention the Pannaci Lawsuit, Mr. Pannaci's Proposal mirrors the complaint that he filed to institute the Pannaci Lawsuit and represents his effort to advance the litigation through another channel and to find satisfaction for what he feels [*6] are inadequate returns on the trust set up for him by his grandmother. The fact that Mr. Pannaci seeks to influence and further his pending litigation against KeyCorp is apparent from his repetition of the allegations that comprise his complaint in the Pannaci Lawsuit.

Mr. Panacci supports his Proposal by stating that he must not be the only trust beneficiary to be disappointed in the returns on his trust as administered by Key Trust. Mr. Pannaci fails to explain, however, why the returns on his trust should be of interest to the other shareholders of KeyCorp. To the contrary, the personal character of Mr. Pannaci's Proposal is apparent from the solution that he proposes, which is to enfranchise persons connected to Key Trust in the same way he is, by means of a trust. His proposal to have grantors and beneficiaries of trusts administered by Key Trust and invested in Key Funds elect the directors of Key Trust does not even purport to serve the interests of all of the shareholders of KeyCorp.

The First Sub-Proposal, Disclosure of Trust Results, May Be Excluded Under 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal when the shareholder is requesting [*7] that the company take action that the company has already substantially implemented. KeyCorp has already implemented the request contained in Mr. Pannaci's first sub-proposal, that KeyCorp fully disclose the performance of the Key Funds, by making the investment results available on request to the extent permitted by federal law to those persons or entities entitled to request them.

Key Trust does not determine its own policies with respect to disclosure of information about the results of the Key Funds, the common trust funds in which Mr. Pannaci's trust was invested. To the contrary, Key Trust operates under strict federal guidelines with respect to the persons to whom it may disclose information about the Key Funds' performance. These guidelines, published by the OCC, are part of a system to regulate advertising by funds such as the Key Funds. The OCC publishes regulations which specify who is entitled to receive information about the performance of common trust funds and the form in which trustees of the funds may disseminate the information.

Key Trust must abide by the restrictions placed upon it with respect to releasing information about the performance of the Key Funds. In [*8] addition to fund beneficiaries, prospective customers may be given information about the funds as part of promoting a bank's trust services offered by the trust area. Thus, under 12 C.F.R. 9.18(b)(6), the funds' annual financial statement may be mailed to "prospective customers." The OCC has interpreted prospective customers to include any shareholder of a bank. (OCC Fiduciary Precedent 9.5112) The Company has been advised informally by the OCC staff that this term extends to the shareholders of a bank's holding company, the position in which KeyCorp stands with respect to Key Trust. Accordingly, if a KeyCorp shareholder were to request information about the performance of the Key Funds, Key Trust could and would provide this information. In keeping with the OCC's regulations, however, Key Trust does not and could not indiscriminately disclose the results of the Key Funds.

In similar situations, the Staff has permitted companies to exclude shareholder proposals from their proxy statements. In one case, a board of directors had already resolved to create a special committee to maximize shareholder value when a shareholder proposal was submitted seeking creation of such a committee, [*9] and the Staff permitted the company to omit the shareholder's request. *Kaneb Services, Inc.* (Mar. 15, 2000). In another, the shareholder wanted the board of directors to prepare a report on the company's standards on a given issue and its mechanisms for compliance with those standards, and the company successfully argued that it had substantially implemented what was requested. *Kmart Corp.* (Feb. 23, 2000). In the present case, within the context of these OCC rules, Key Trust already makes full disclosure to the full extent permitted by law. Neither KeyCorp nor Key Trust can create policies or procedures about the disclosure of the performance of the Key Funds; the OCC alone has this authority. Indeed, it is not clear from the Proposal to whom Mr. Pannaci would have the results disclosed who cannot obtain the information under existing OCC regulations or where he would have this information published.

In conclusion, Mr. Pannaci's first sub-proposal calls for disclosure of common trust fund results. Key Trust is already doing now that which Mr. Pannaci seeks to require Key Trust to do pursuant to his Proposal: providing full disclosure of the returns of the Key Funds. Within [*10] existing law, Key Trust cannot decide to do more. The relief that Mr. Pannaci seeks has already been accomplished, and his proposal is moot.

Both Sub-Proposals May Be Excluded Under Rule 14a-8(i)(2) and Rule 14a-8(i)(6)

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal when the proposal would require the company to violate any state or Federal law of the

United States. With respect to the first sub-proposal, as explained above, the OCC's regulations determine how and to whom disclosure of the performance of common trust funds may be made. Key Trust adheres to the OCC's rules and cannot deviate from them. Accordingly, KeyCorp should not be made to ask its shareholders to have it do something that it cannot, and Mr. Pannaci's first sub-proposal is properly excludable for this reason from KeyCorp's 2001 proxy statement.

With respect to the second sub-proposal, the procedure for selection of the directors of Key Trust is also governed by federal law. *12 U.S.C. § 71*. Title 12 of the United States Code provides that "associations for carrying on the business of banking" shall be managed by not less than five directors who are [*11] elected by the shareholders and who serve for one year and until the election and qualification of their successors. *12 U.S.C. § 21*, 71. With respect to a vacant directorship, the remaining directors shall fill any vacancy, and the director that they appoint shall serve until the next election. *12 U.S.C. § 74*.

Federal law is clear: the shareholders of a bank and not any other constituency, including persons establishing trusts and beneficiaries of those trusts, have the authority to elect the directors of the bank. For KeyCorp to establish any other mechanism for electing the directors of Key Trust, such as the one suggested by Mr. Pannaci, which would enable grantors and beneficiaries of trusts to elect the directors of Key Trust, would contravene federal law.

In *CoreStates Financial Corp.* (Mar. 7, 1996), a shareholder sought to require CoreStates and its subsidiaries, upon the request of trust beneficiaries, to resign as corporate trustee without imposing fees. The shareholder argued that the proposal was designed to improve CoreState's performance in administering trusts, which would improve its trust business. [*12] The Staff permitted omission of the request from the company's proxy statement, agreeing that implementation of this proposal would cause the Company to violate the law that it was bound to follow regarding the removal of a trustee. By comparison, for KeyCorp to follow the request of Mr. Pannaci, a trust beneficiary, would require KeyCorp to violate OCC regulations.

Rule 14a-8a(i)(6) permits a company to exclude a shareholder proposal when "the proposal deals with a matter beyond the registrant's power to effect." Mr. Pannaci's first sub-proposal would require KeyCorp to disclose information about the Key Funds that only the OCC, by changing its regulations, has the power to make possible. His second sub-proposal would require KeyCorp to permit trust grantors and beneficiaries to elect the directors of Key Trust, which is something they are not legally permitted to do since the law requires that the shareholders elect the directors of a bank. Accordingly, KeyCorp has no means by which to implement either the first or the second sub-proposal.

The Proposal May Be Excluded Under Rule 14a-8(i)(5)

Rule 14a-8(i)(5) permits a company to exclude a shareholder proposal when it is not [*13] relevant to operations, defined as less than five percent of total assets and of its net earnings and gross sales, both from its most recent fiscal year, and when it is "not otherwise significantly related to the company's business." The assets held in the Key Trusts do not appear as assets on KeyCorp's books because these assets belong to the beneficiaries of the trusts that Key Trust manages. Operation of the Key Trusts generates revenue to KeyCorp far below 5% of its revenues. Revenue generated by the Key Funds constitutes only a portion of KeyCorp's revenues from personal asset management and custody fees, which in the aggregate amounted to less than 2.5% of KeyCorp's revenues in 1999. Although common trust funds are a valuable service for trust customers, their productivity represents a small component of KeyCorp's overall business. Management of the Key Funds is clearly not significant enough to KeyCorp's overall business to warrant action on the Proposal by KeyCorp's shareholders.

CONCLUSION

Both sub-proposals of Mr. Pannaci's Proposal may be properly omitted from KeyCorp's 2001 proxy statement. Both mirror the allegations raised by Mr. Pannaci in pending litigation [*14] and are his personal grievances with Key Trust, not concerns shared by KeyCorp's shareholders generally. Moreover, the request that Mr. Pannaci makes in the first sub-proposal is moot, since KeyCorp is already disclosing the results of the Key Funds to the extent permitted by law. Furthermore, were KeyCorp to implement Mr. Pannaci's Proposal, it would violate OCC regulations regarding disclosure of the performance of common trust funds and federal statutes regarding the election of directors of a bank. Accordingly, KeyCorp has no power to effect either sub-proposal Mr. Pannaci seeks to place before KeyCorp's shareholders. Finally, the level of operations to which the Proposal relates makes it irrelevant to KeyCorp's overall operations.

For the reasons set forth above, KeyCorp requests that the Staff concur in the action by KeyCorp to omit Mr. Pannaci's Proposal from its 2001 proxy statement. If the Staff has any questions with respect to this request, please contact me at *216.689.5109*.

Very truly yours,

Steven N. Bulloch, Assistant Secretary

EXHIBIT A

CHARLES E. PANNACI

P.O. BOX 257

21 UNION STREET

RICHFIELD SPRINGS, NY 13439-0257

TELEPHONE: (315) 858-2453

October 30, 2000

SHAREHOLDER [*15] PROPOSAL FOR TUE 2001 MEETING OF KEY CORP

The following proposal was submitted for inclusion in this Proxy Statement by Mr. Charles E. Pannaci, 21 Union Street, Richfield Springs, N.Y. 13439-0257. Mr. Pannaci owns 6,549 Key Corp Common Shares.

SHAREHOLDER PROPOSAL. "Resolved" That the shareholders of Key Corp. assembled in person and by proxy in an annual meeting, request that the Board of Directors fully disclose the performance of Key Trust's Equity and Income Mutual Funds, which are administered by the directors of Key Trust. Furthermore, the directors of Key Trust, all or in-part, should be elected by the involved parties, be they the establishing parties or the final beneficiaries."

SUPPORTING STATEMENT. Being the final beneficiary of a trust account administered by Key Trust, I am distressed to learn of the lack of performance of this account. Established in 1964 by the Will of my grandmother, Helen M. Strong, who was the only woman on any of the Regional Boards of Directors of National Commercial Bank and Trust (predecessor to Key Corp.). This trust account included cash, blue chip stocks and shares in National Commercial Bank & Trust, with a total value of $ 106,000.00. Soon [*16] after my mothers death in 1998 I was informed that the trust account had a value of $ 208,000.00. This return on investment is far below the market returns for the 34 years that Key Trust administered the account. I am sure that I am not the only trust beneficiary to find such a poor return on our money. With the Key Trust Board of Directors elected in whole or part by the owners of beneficiaries would make the Board more accountable to there clients and be able to explain the performance of these "in-house" mutual funds.

Respectfully Submitted,
Charles E. Pannaci
October 30, 2000

1995 SEC No-Act. LEXIS 920

Securities Exchange Act of 1934 -- Rule 14a-8(c)(4)

December 15, 1995

[*1] AlliedSignal, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: AlliedSignal, Inc. (the "Company")
Incoming letter dated December 6, 1995

The proposal mandates that the board of directors take the necessary steps to: (1) ensure compliance with the Age Discrimination in Employment Act of 1967, and (2) cooperate fully with the United States Employment Opportunity Commission by rehiring personnel and reimbursing all such rehired personnel for all income, benefits, and other losses suffered.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(4) because it relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large. Accordingly, the Company may rely on Rule 14a-B(c)(4) as a basis for omitting the proposal from its 1996 proxy materials. In reaching a position, the staff has not found it necessary to address the alternative [*2] bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

INQUIRY-1: AlliedSignal

AlliedSignal Inc.
P.O. Box 4000
Morristown, NJ 07962-2497

204 455 5067

1934 Act/Rules 14a-8(c)(4), (c)(7) and (c)(1)

December 6, 1995

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareowner Proposal by Former Employees

Ladies and Gentlemen:

AlliedSignal Inc. (the "Company") received an undated letter on November 7, 1995, from nine former AlliedSignal Inc. employees (David L. Adland, Roger P. Balzer, Richard J. Chenevey, Bonnie M. Guzelf, Edward P. Kishel, Jr., Myron R. Lichty, Arlin K. Riha, James M. Singleton and Dennis D. Stringer) (the "Proponents") submitting a proposal (the "Proposal") for inclusion in the Company's proxy statement for its 1996 Annual Meeting of Shareowners. The Proposal seeks approval of a shareowner resolution requiring the Board of Directors and management "to take the steps necessary to: (1) ensure compliance with the Age Discrimination in Employment Act (ADEA) of 1967 and (2) cooperate fully with the United States Equal Employment [*3] Opportunity Commission (EEOC)" to rectify certain EEOC findings resulting from the termination of former employees at Company facilities in the Phoenix, Arizona area, by rehiring such employees and/or compensating them.

The Company intends to omit the Proposal from its proxy materials pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 and hereby respectfully requests the Staff to confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the proposal is omitted. Pursuant to Rule 14a-8(d), we have enclosed six copies of each of the following: (i) the Proponents' letter, with the Proposal and supporting statement (attached as Exhibit A to this letter); and (ii) this letter.

It is the Company's position that the Proposal may be properly omitted from the Company's proxy materials pursuant to Rules 14a-8(c)(4), 14a-8(c)(7) and 14a-8(c)(1), as discussed below.

Rule 14a-8(c)(4)

Rule 14a-8(c)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the registrant or any other person, or if it is designed to result in [*4] a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with other security holders at large." This provision is intended to prevent stockholders from using the proposal process to attempt to achieve personal ends that are not necessarily in the common interest of other stockholders generally. (Release No. 34-20091, August 16, 1983.)

The Proponents are a group of former employees whose employment with the Company's AlliedSignal Engines division in Phoenix, Arizona was terminated after

October 1993. The Proponents are all currently plaintiffs in a civil lawsuit filed against the Company on April 25, 1995 in the Superior Court of Arizona, County of Maricopa (Adamski, et al. v. AlliedSignal Inc.), and all of the Proponents but one (Mr. Adland) have charges pending against the Company with the EEOC The Proposal refers to the EEOC charges, which are related to the civil litigation in that they all involve charges of age discrimination (including alleged violations of the ADEA in the EEOC proceedings) arising from the same factual circumstances (i.e., termination of the Proponents employment with the Company). The relief sought in the Proposal [*5] (i.e., reinstatement and/or monetary compensation or damages) is similar to the relief sought in the pending proceedings.

The Company has policies in effect against age discrimination in employment and has denied the charges pending before the EEOC and in the civil litigation. The Company since 1990 has responded to declining defense spending and a downturn in the commercial aviation market by engaging in a cost-reduction strategy that included the consolidation and streamlining of various business units, the elimination of unnecessary organizational layers, and an overall reduction in the size of the workforce. The employment reductions have impacted Company facilities in the Phoenix area, including the AlliedSignal Engines division.

The Staff has consistently taken the position that proposals relating to pending litigation by a proponent against a company may be omitted from the company's proxy statement under Rule 14a-8(c)(4). See, e.g., General Electric Company (January 20, 1995) (proposal by a group of former GE employees seeking discontinuance of company's opposition to a pending lawsuit in which they had an interest); Xerox Corporation (March 2, 1990 and November 17, 1988) [*6] (proposals seeking appointment of an outside consultant to investigate Xerox's conduct in an EEOC investigation and related litigation arising out of the proponent's termination of employment); and ITT Corporation (September 21, 1993) (proposal by litigant in hotel fire lawsuit asking board to publicly acknowledge liability for injuries resulting from non-compliance with hotel safety codes).

The Staff has expressly taken the position that it is inappropriate for a shareowner to use the shareholder approval process under Rule 14a-8 to further litigation in general. In such instances, the Staff has concurred that a proposal could be omitted from the company's proxy materials pursuant to Rule 14a-8(c)(4). See, e.g., Connecticut General Corporation (February 12, 1982) (proposal seeking company's support of litigation instituted by proponent against other issuers) and C. I. Mortgage Group, Inc. (March 13, 1981) (proposal seeking shareholder authorization of the prosecution of claims raised in proponent's pending lawsuit against the company and its management).

The Proposal clearly relates to the redress of personal claims or grievances the Proponents have with the Company as a result of [*7] their termination of employment and is intended to provide a personal benefit to the Proponents (along with other affected former employees) through reinstatement and/or compensation or damages. This benefit would not be shared with the Company's other security holders at large. The subject matter of the Proposal is currently being investigated and litigated in the appropriate forums and it is an abuse of the shareowner proposal process to use it to attempt to influence the outcome of those proceedings. Therefore, the Proposal may be omitted under Rule 14a-8(c)(4). Even if it could be argued that the Proposal would result in a broader benefit since it refers to compliance with the ADEA, the Commission has indicated that proposals presented in broad terms in an effort to appear to be of general interest to all shareowners may nevertheless be omitted from a proxy statement under Rule 14a-8(c)(4) when clearly designed to redress a personal grievance or further a personal interest. (Release No. 34-19135, October 14, 1982.)

Rule 14a-8(c)(7)

Rule 14a-8(c)(7) permits a company to omit a proposal from its proxy materials if it deals with a matter relating to the conduct of its ordinary [*8] business operations. As a general rule, the Staff has taken the position that proposals relating to a company's employment policies and practices with respect to its non-executive employees are matters relating to the ordinary business operations of the company. See, e.g., BE Aerospace, Inc. (May 31, 1995) and Cracker Barrel Old Country Store, Inc. (October 13, 1992). Each of the Proponents was a non-executive employee of the Company and the Proposal clearly concerns matters which deal with the Company's ordinary business operations as it relates to the reemployment of previously-terminated employees and compensation to be paid to them. In addition, the Staff has concurred that decisions relating to the conduct and settlement of pending legal actions are clearly matters which fall within the realm of a company's ordinary business operations. See, e.g., Baxter International, Inc. (February 20, 1992); Benihana National Corp. (September 13, 1991); and CBS Inc. (January 21, 1983). Accordingly, since the Proposal deals both with employment-related matters and with the Company's conduct of the EEOC proceedings, it may be omitted under Rule 14a-8(c)(7).

Rule 14a-8(c)(1)

If the Staff [*9] does not agree with the Company's position that the Proposal may be omitted from its proxy materials pursuant to Rule 14a-8(c)(4) or (c)(7), then the Company submits that the Proposal may be excluded under Rule 14a-8(c)(1). This Rule permits a company to omit a proposal from its proxy materials if it is not a proper subject for shareholder action under state law. The Company is incorporated in Delaware and the Delaware General Corporation Law ("DGCL") provides that the business and affairs of a Delaware corporation shall be managed by or under the direction of the board of directors, unless otherwise provided in the DGCL or in the corporation's certificate of incorporation (DGCL, § 141(a)). Nothing elsewhere in the DGCL grants shareowners authority with respect to the actions sought in the Proposal, nor does such authority exist in the Company's certificate of incorporation. Since the Proposal mandates action by the Board of Directors, it is not a proper subject for action by the shareowners and may be omitted under Rule 14a-8(c)(1). See, e.g., Tandem Computers Inc. (November 8, 1995); Ryder System, Inc. (February 15, 1994); and Eastman Kodak Company (February 4, 1993 and February [*10] 3, 1993).

Based on the foregoing, it is my opinion that the Company may properly exclude the Proposal from its 1996 proxy materials pursuant to Rules 14a-8(c)(4), 14a-8(c)(7) and 14a-8(c)(1).

In accordance with Rule 14a-8(d), a copy of this letter is being forwarded to each of the Proponents as formal notice of the Company's intention to omit the Proposal from the proxy materials for its 1996 Annual Meeting.

If you have any questions or require additional information concerning this matter, please call me at 201/455-5067. If the Staff disagrees with the Company's conclusion that the Proposal may be omitted from its 1996 proxy materials, I would appreciate an opportunity to confer with the Staff prior to the issuance of its position.

Sincerely,

Dennis R. Marshall
Assistant General Counsel and
Assistant Secretary

Exhibit "A"

Secretary
AlliedSignal Inc.
P.O. Box 4000
Morristown, New Jersey 07962

The below listed shareowners of AlliedSignal Inc. ("Company") hereby notify the Company of their intentions to introduce the Proposal set forth below at the Company's 1996 Annual Meeting of Shareowners and hereby request that this Proposal be included in the Proxy Statement for the [*11] 1996 Annual Meeting.

ATTACHMENT 1

SHAREHOLDER PROPOSAL

BE IT RESOLVED: That the shareholders of AlliedSignal, Inc. ("Company") resolve that the Board of Directors and Management shall take the steps necessary to: (1) ensure compliance with the Age Discrimination in Employment Act (ADEA) of 1967, and (2) cooperate fully with the United States Equal Employment Opportunity Commission (EEOC) in rectifying the violations the EEOC has found reason to believe have occurred in the firing of former AlliedSignal personnel by rehiring such personnel and reimbursing all such rehired personnel for all income, benefits, and other losses suffered during the period between employments by Company, or pay such former employees amounts sufficient to compensate them for losses suffered, including income and benefits they have lost through the date of what would have been each individual ex-employee's earliest possible date to elect retirement and receive full retirement benefits.

SUPPORTING STATEMENT

The EEOC has examined evidence which EEOC has determined indicates that in 1993 the Company engaged in "a pattern of age discrimination at its Phoenix, Arizona metropolitan area facilities." The evidence [*12] indicates that the Company targeted its senior workers for termination while simultaneously engaging in an aggressive corporate policy to recruit and hire new employees or contract laborers. The new hirees or contract laborers were predominantly younger workers who often performed work previously done by the terminated senior workers.

Based on its examination of the evidence, the EEOC has found reason to believe that the Company has committed violations of the Age Discrimination in Employment Act.

The EEOC finding reflects unfavorably on the Company's Board of Directors, management, and the Company as a whole. We, as shareholders, are concerned about the value of our investment. The income of the Company and stock values may likely be adversely affected by its customers, including the Federal Government, taking a very dim view of such Federal Agency findings and adverse corporate behavior. In addition, the Company is spending hundreds of thousands of dollars of its capital to deal with these negative determinations by EEOC and the claims of the terminated senior ex-employees. Shareholders deserve confidence in the expectation that their Company will conduct its operations not only [*13] in a lawful manner, but in such a manner as to be ethically and morally above reproach and in accord with the American system of values. The ethics upon which this country and its economy are founded require employers such as AlliedSignal to recognize and reward employees who have given the Company decades of loyal and effective service. Certainly the Company should not single out its most loyal, long-time employees for termination.

We believe that a prerequisite for any business enterprise to truly become one of the world's premier companies is an assurance that its employees are being treated fairly, ethically, and in accordance with the law.

We believe that adoption of this resolution will allow the healing process to begin and will restore confidence in the Company's integrity and determination to treat its employees of all ages fairly and lawfully.

ATTACHMENT 2

NAME & ADDRESS	NO. OF SHARES	DATES ACQUIRED
ADLAND, DAVID L. 9245 E. DIAMOND RIM DR. SCOTTSDALE AZ 85255	58	1974-1994
BALZER, ROGER P. 6831 N. 8TH AVE. PHOENIX AZ 85013	104	8/15/88
CHENEVEY, RICHARD J. 3015 W. MCLELLAN PHOENIX AZ 85017	1400	1980-1993
GUZELF, BONNIE M. 38 W. CALLE MONTE VISTA TEMPE AZ 85284	97.24	1990-1993
KISHEL, EDWARD P., JR. 6374 W. GREENBRIAR GLENDALE AZ 85308	432.58	1987-1994
LICHTY, MYRON R. 1904 E. SOUTHFORK DR. PHOENIX AZ	2418	1983-1993
RIHA, ARLIN K. 4607 E. VIRGINIA PHOENIX AZ 85008	445.24	1979-1994

SINGLETON, JAMES M. 2061 E. MARILYN MESA AZ 85204	851.68	1982-1993
STRINGER, DENNIS D. 3334 N. 62ND DR. PHOENIX AZ 85033 [*14]	1840	1976-1993

Documentation substantiating beneficial ownership is enclosed.

110VBX

********** Print Completed **********

Time of Request: December 17, 2002 03:49 PM EST

Print Number: 1842:0:74643943
Number of Lines: 280
Number of Pages:

Send To: FRASER, ELIZA
GE CORPORATE LEGAL
3135 EASTON TPKE
FAIRFIELD, CONNECTICUT 06431-0002

2002 SEC No-Act. LEXIS 116

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

January 31, 2002

[*1] Philip Morris Companies Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Philip Morris Companies Inc.
Incoming letter dated December 14, 2001

The proposal mandates that the Company stop age discrimination at one of its plants.

There appears to be some basis for your view that Philip Morris may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Philip Morris omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

INQUIRY-1: 120 Pine Lane
Palmerton, PA 18071
610-681-4877

December 31, 2001

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

RE: File # 54587.000064
Shareholder Proposal Submitted by John O. Wasilowsky

Dear Ms. Dubberly:

Philip Morris Companies, Inc. (the [*2] "Company") has requested that the Division not recommend any enforcement action if the proposal is omitted for the reason set forth in their letter. They indicated that the Company advised them of the factual matters in this letter. On page two they said that this was a personal grievance. It is not, I will explain as I get to the facts. On page three they said that I did not allege age discrimination throughout the Company's worldwide organization. That is true I did not know that discrimination must be worldwide before it was to be reported. Would that be so all the shareholders could see it?

In July 1988, a program was to introduce a LINE TECH program that would be responsible for packaging part of the product process. At the same time a selection of mechanics from each department were selected to be responsible to maintain and repair the processing equipment. There was never a central machine shop that we were selected from. On page four, all that became void and is also not correct, because in APRIL 1990, there was an effort to bring in a union. The UNITED FOOD AND COMMERCIAL WORKERS UNION. The company held many meetings and spent a large sum of money to convince the employees [*3] not to vote the UNION in. There were also promises made to the mechanics if they did not vote UNION. The promise was put in writing in a letter to all of the employees. As I understand making a promise to garnish votes away from the union is a binding contract. You see that the LINE TECHNICIAN / MACHANIC program was updated. This includes a commitment to a continuing department mechanic program, in addition TO A SMALLER FOCUSED LINE TECH PROGRAM. All former mechanics that are now line/techs were offered an opportunity go back to the mechanic program. There was no reason to believe from this point on that the department mechanic did not have a job from that point on.

After the union was voted out, the company went back to their old ways in how they treated the mechanics. One form of discrimination was the pay. In our handbook we have different pay grades from A rate to E rate and mechanic pay and line/tech pay. When an employee works the higher grade they receive the higher pay. When the mechanic covered the line/tech when he was out on vacation or sick, the higher pay was denied. We also had two departments SALADS AND MARGARIN where two lines in each department were assigned to [*4] the mechanic. We did the same work as the line/tech when those lines ran, but were denied the higher pay. When we asked why, we were told that Mr. RAY HARLIN said no, we don't pay upgrades to mechanics.

In March 1993 I was in a department called PORTION CONTROL. We were told that three of our product lines would be removed and the staffing of the department would be changed, because of the equipment being removed was staffed by LINE/TECH'S the department will lose three LINE/TECH'S. We were given a list of the staffing for 1994, so if your job was reduced we had a year to bid to a new job. Then in March 1994 at a department meeting the mechanics were told that the department decided that they were going to keep all of the line/tech's and give them our work responsibility and we no longer had jobs. As the U.S. Department of Labor told a co-worker, this was illegal that a company can not remove older workers and give the work to younger workers. The three mechanics then had to bump other mechanics from their jobs. This process left one mechanic without a job and he had to go into general labor. Because of the large pay reduction, he later left for a new job. They then started to reduce [*5] the number of mechanics in a department and increased the number of line/tech's. This was not what was agreed to in June 20, 1990. The agreement was that there would be a smaller focused Line Technician Program. You can see they never intended to honor the agreement they made in 1990.

On page four they mention of the hiring of a 57-year-old mechanic, there is more to that story. First, the company has not advertised in the paper for over 12 years for a mechanic. The add that this employee applied for was line/tech. He was tested for line/tech and passed. His name was on the line/tech seniority list, but he was offered a job as a "B" rate production or a mechanic, both jobs that paid less then the job he applied for. This man was a maintenance supervisor for 33 years at the steel company that closed. His wife passed away with a heart attack and he had two daughters in college and he had five years to go till retiring age. If the company would have told this employee that they were reducing mechanics and because he was the newest mechanic that any reduction he would be first to go. I think that it is important to know that the average age difference between line/tech and mechanic [*6] is 14 years. You would have to believe that in the last 12 years only younger workers applied to the line/tech ads.

On page four you are told that the line/tech's were reduced from 62 to 49. That is three more then we started out with 12 years ago, with a plant that is now 50% smaller. We have five mechanics left. That is because the processing area that mechanics at one time maintained is now in the hands of line/tech's. There is a great deal more to this issue and the reason I used the proposal is because I have tried for the last ten years to have this stopped. I have taken this issue up with the last three plant managers, with no indication that they were going to comply with the 1990 agreement. When receiving a call from Mr. G. PENN HOLSENBECK in October 2001 about the proposal, he told me that I should go to the stockholders meeting and bring this issue up to the board of directors. This would be the proper way to handle this issue. I told him that I tried to do that in 1999. I told him that when I called to find out how to get the opportunity to talk to the board, I was asked what I wanted to talk about. I told them age discrimination, I was told no. As you can see I have [*7] tried to do the right thing. I believe that discrimination is important to the stockholders. I would be willing to drop my proposal if they were willing to address this issue. I also believe that KRAFT knew and did not tell PHILIP MORRIS about the 1990 agreement to the maintenance personnel. You cannot spend approximately one million dollars to stop a union and not remember.

In their letter it mentioned that I am untrue. This employee believes that when you agree to do something, you do it. Here is some background on me. I served 21 years in the U.S. MARINES and have nine consecutive honorable discharges. I served 22 years with KRAFT FOODS and have over half million in my 401K, all in company stock. I am not a person that wants to do harm to his company. I want my company to correct an injustice. I have tried for the past ten years now, and the proposal is the only way I have left to get the attention we deserve. I believe that if they were required to print this proposal, the company would be more willing to correct this wrong.

Respectfully,

John O. Wasilowsky

INQUIRY-2: **HUNTON& WILLIAMS**

200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136
[*8]

TEL 212 . 309 . 1000
FAX 212 . 309 . 1100

DIRECT DIAL: 212-309-1060
EMAIL: jwhitson@hunton.com

www.hunton.com

December 14, 2001

Paula Dubberly
Chief Counsel
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John O. Wasilowsky

Dear Ms. Dubberly:

Philip Morris Companies Inc. (the "Company") has received a shareholder proposal requiring the Company to "stop the age discrimination at the Lehigh Valley Kraft plant in Allentown" (the "Proposal"). The Proposal was submitted by John O. Wasilowsky, the beneficial owner of 525 shares of the Company's common stock (the "Proponent"). A copy of the Proposal is attached as Exhibit A.

By copy of this letter the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders. This letter constitutes the Company's statement of the reasons it deems the omission to be proper.

On behalf of the Company and in accordance with Securities Exchange Act Rule 14a-8 n1, we request that the Division not recommend any enforcement action [*9] if the Proposal is omitted for the reasons set forth below. We have been advised by the Company as to the factual matters in this letter. The annual meeting is scheduled for April 25, 2002. Pursuant to paragraph (j), enclosed are six copies of this letter, the Proposal and the supporting statement.

n1 Unless otherwise noted, all references are to paragraphs of Rule 14a-8.

Grounds for Omission

The Proposal may be omitted from the Company's 2002 proxy materials for each of the following, separately sufficient, reasons:

(i) pursuant to paragraph (i)(4) because it relates to a personal grievance;

(ii) pursuant to paragraph (i)(3) because it is false and misleading;

(iii) pursuant to paragraph (i)(1) because it is not a proper subject for action by shareholders;

(iv) pursuant to paragraph (i)(7) because it is pertains to the ordinary business operations of the Company; and

(v) pursuant to paragraph (i)(10) because it has been substantially implemented and is therefore moot.

I. The Proposal is the Proponent's personal grievance.

Paragraph (i)(4) permits the omission of a shareholder proposal if the proposal relates to the redress of a personal claim or grievance [*10] against the company or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. This provision is intended to prevent shareholders from using the proposal process to attempt to achieve personal ends that are not necessarily in the common interest of the shareholders generally. See Exchange Act Release No. 34-20091 (August 16, 1983).

Pursuant to paragraph (i)(4), the Division has consistently allowed companies to exclude proposals intended to further a personal interest which was not shared by other shareholders. See U.S. West, Inc. (December 2, 1998) (proposal to advise management of shareholder dissatisfaction with a cash payment in lieu of fractional shares excludable as a personal grievance when brought by a shareholder who complained that he had to pay a tax preparer to research the capital gain associated with receipt of the cash payment); Station Casinos, Inc. (October 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who filed suit against the company to recover damages from [*11] an alleged theft that occurred at the casino); International Business Machines (January 31, 1995) (proposal to institute an arbitration mechanism to settle customer complaints excludable when brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product); International Business Machines (January 25, 1994) (proposal to increase the pension of retired employees excludable as a personal grievance when brought by a retired employee); General Electric Corporation (January 25, 1994) (proposal to increase the pension of retired employees excludable as a personal grievance when brought by a retired employee); Baroid Corporation (February 8, 1993) (proposal to have the proponent's claim for damages for alleged age discrimination discussed at the company's shareholders meeting excludable as a personal grievance); and Westinghouse Electric Corporation (December 6, 1985) (proposal to extend severance pay to the proponent and disavow discrimination against minorities in general, excludable as a personal grievance).

The Proponent has sought to characterize the Proposal as a matter of general interest to all shareholders [*12] by referencing a topic of general interest, alleged age discrimination. The Proposal does not allege age discrimination throughout the Company's worldwide organization. Its focus on a handful of employees that includes the Proponent provides a clear indication that the Proponent is pursuing a personal interest and not a matter of general interest to shareholders. The Division has repeatedly taken the position that "the shareholder process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest." See Unocal Corporation (March 30, 2000) (proposal requesting certain actions in connection with underground storage tanks located on properties where the company previously operated service stations excludable as a personal grievance when brought by a proponent who was seeking to change the outcome of his unsuccessful litigation against the company); Exxon Mobil Corporation (March 23, 2000) (proposal to establish an oversight committee to review all reported sexual activities of employees on Exxon Mobil property excludable as a personal grievance when brought by a former [*13] employee who was had been involved in a sexual relationship with another employee and who, upon termination, launched an extensive campaign to alert the company of the other employee's sexual activities); Phillips Petroleum Company (January 7, 2000) (proposal to modify executive compensation excludable as a personal grievance when brought by a former employee who had, upon termination, conducted an extensive, ongoing correspondence campaign directed toward numerous company executives); and AlliedSignal, Inc. (December 15, 1995) (proposal asking the company to comply with age discrimination laws and rehire and reimburse terminated employees excludable as a personal grievance when brought by a terminated employee who had a pending action against the company alleging wrongful termination as a result of age discrimination).

The Proponent's attempt to characterize the Proposal as one concerning age discrimination is unsubstantiated. The Proponent is employed by the Company's subsidiary, Kraft Foods North America, Inc. ("Kraft"), as a mechanic at its Lehigh facility in Pennsylvania. In July 1988, a program was introduced at the Lehigh facility to shift technical expertise to the [*14] production areas of the plant from a central machine shop. Opportunities to bid on the new jobs were made available first to existing employees under a fair process that included an assessment of related work experience, past job performance, skills, technical aptitude and leadership. The program achieved its objectives of decreasing overhead costs, reducing downtime and improving operations.

There is no evidence to support the allegation of age discrimination. Many older workers were successful in their bids for the new opportunities; others chose to exercise their right to "bump" into production jobs if their jobs as mechanics were eliminated over the years. Still others, with the requisite seniority to remain mechanics, have done so. Over time and primarily through attrition, the number of line technician positions has increased while the number of maintenance mechanic positions has decreased. As mechanics have left the plant, line technicians rather than mechanics have filled the newly created vacancies.

Recently the Lehigh facility was downsized by approximately two hundred positions due to the exit of key businesses. The line technician group was reduced from 62 to 49. No [*15] mechanics lost their jobs in this process; coincidentally one individual resigned from the plant, thereby reducing the number of mechanics from 7 to 6 employees today. Also, in 1999, the Lehigh facility hired a new mechanic who was 57 years of age at the time of hire; this individual recently resigned voluntarily. Thus, the Company believes there is no evidence of any age discrimination among this handful of employees and that the Proponent is pursuing a personal grievance rather than a matter of interest to shareholders generally.

II. The Proposal is false and misleading.

Paragraph (i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any SEC proxy rule or regulation, including Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials. The Proposal is false and misleading in a number of respects.

The Proposal fails to provide the Company and its shareholders with specific guidelines and procedures necessary to implement it. The Division has consistently taken the position that when the action specified by the proposal is so inherently vague and indefinite that neither the shareholders [*16] voting upon the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what action or measures the proposal requires, the proposal may be excluded under paragraph (i)(3). See Abbott Laboratories (February 18, 2000); Wm. Wrigley Jr. Company (November 18, 1998); Kmart Corporation (February 23, 1996); and Wendy's International Inc. (February 6, 1990). The Proposal requires the Company to "stop the age discrimination at the Lehigh Valley Kraft plant in Allentown" without explaining how the Proposal should be implemented. Hiring, promotion, termination and workforce reduction policies are in place at the Lehigh facility and are followed when related actions are taken. These policies are revised from time to time to ensure continuing compliance with legislative changes as well as changes in business needs. The Proposal does not suggest additional guidelines and procedures that need to be implemented or how existing policies ought to be changed. Any action taken by the Company if the Proposal were adopted would have to be made without guidance from the Proposal and, therefore, such action would be contrary [*17] to the intent of the shareholders voting on it.

Note (b) to Rule 14a-9 provides an additional example of false and misleading material that may be excluded:

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

The Division has long relied on this example in excluding proposals that include unfounded assertions and inflammatory comments. See General Magic, Inc. (May 1, 2000); D&N Financial Corporation (February 9, 1999); Philip Morris Companies Inc. (February 7, 1991); Detroit Edison Co. (March 4, 1983); and Standard

Brands, Inc. (March 12, 1975). The Proposal is clearly false and misleading under this standard as it asserts the Company has illegally discriminated on the basis of age in its employment practices. The Company is subject to laws that prohibit discrimination on the basis of age, and its employment guidelines commit it to providing equal employment opportunity for all employees without regard to, among other things, age. The Company believes that it complies with all laws [*18] relating to equal employment opportunity. There has not been any finding suggesting that the Company has engaged in age discrimination at the Lehigh facility.

The final sentence in the Proposal's supporting statement is also false and misleading because it implies that the Company will be subject to litigation and adverse publicity if the Proposal is not implemented. The Proponent argues that "before this becomes a court issue and an embarrassment to the company, this discrimination must be stopped." The Company does not believe that age discrimination has occurred at the Lehigh facility or that the consequences alleged by the Proponent will result from the failure to adopt the Proposal. The Proponent's unsubstantiated allegations lack factual support and are misleading to shareholders.

III. The Proposal is not a proper subject for action by shareholders.

The Proposal may be excluded from the Company's proxy materials pursuant to paragraph (i)(1) because it is not a proper subject for action by shareholders. Under Virginia law, the state of the Company's incorporation, proposals containing mandatory language that would require the registrant's board of directors to take a [*19] specified action are not a proper subject matter for shareholder action. As written, the Proposal is not a recommendation but a mandate. Because it impermissibly usurps the power of the Company's Board of Directors to manage the affairs of the Company, it is our opinion that the Proposal violates Virginia law and must be omitted.

The Division has consistently indicated that shareholder proposals that usurp the proper authority of the board of directors by mandating a specific action are properly omitted from the proxy materials under paragraph (i)(1). See Kmart Corporation (March 27, 2000); The Boeing Company (March 6, 2000); The Walt Disney Company (November 18, 1999); American International Group, Inc. (March 12, 1999); SBC Communications Inc. (January 11, 1999); CVS Corporation (December 15, 1998); Allied Signal Inc. (February 24, 1997); ONBANCorp, Inc. (February 15, 1996); Tandem Computers Inc. (November 8, 1995); Stone & Webster, Inc. (March 3, 1995); Continental Corporation (March 4, 1994); SCE Corp (February 17, 1993); and Genesco, Inc. (April 8, 1992).

IV. The Proposal pertains to the Company's ordinary business.

Paragraph [*20] (i)(7) permits the omission of a shareholder proposal if it deals with a matter relating to the company's ordinary business operations. In adopting various revisions to Rule 14a-8 and paragraph (i)(7) in 1998, the Securities and Exchange Commission explained that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees. . . ." Exchange Act Release No. 34-

40018 (May 21, 1998). While the Commission qualified this guidance by noting that "proposals relating to such matters but focusing on significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant, that it would be appropriate for a shareholder vote," the Division has consistently taken the position that adding an age discrimination gloss to an otherwise ordinary business proposal will not preclude exclusion under paragraph [*21] (i)(7). See Tyco International, Inc. (December 21, 2000) (proposal to adopt revisions to pension plans to address provisions that are harmful to older employees excludable); Electronic Data Systems Corporation (March 24, 2000) (proposal to prepare a report on the potential impact of certain pension proposals which are said to discriminate unfairly and unlawfully against older workers excludable); and Intel Corporation (March 18, 1999) (proposal to implement an Employee Bill of Rights which included the discontinuance of the practice of establishing annual termination quotas and stopping targeting for termination older employees, employees with health problems, and employees approaching retirement excludable).

Because, as described above, there is no factual basis to support the Proponent's allegations, it is clear that he has used an age discrimination gloss to cover a Proposal that merely addresses day-to-day decision making in hiring, promoting and terminating employees and implementing procedures to ensure the efficient operation of the Lehigh facility. Examining the Proposal in light of the facts discussed above, it is clear that it addresses an ordinary business [*22] matter that relates to the Company's management of its workforce, without raising any social policy issue, and the Proposal is therefore excludable under paragraph (i)(7).

V. The Proposal is moot.

Paragraph (i)(10) permits the exclusion of a proposal that has already been substantially implemented. Whether a proposal has been substantially implemented "depends upon whether its policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (March 28, 1991). The Company has implemented guidelines and procedures to protect against age discrimination throughout the Company and its subsidiaries and there is no evidence of age discrimination at the Lehigh facility. The Proposal suggests no further guidelines that can be compared with those in place and, therefore, the Proposal is moot.

Conclusion

Based on the foregoing, the Proposal may be omitted from the Company's proxy materials. Should the Division have any questions or comments regarding this filing, please contact the undersigned at (212) 309-1060.

Thank you for your consideration in these matters.

Sincerely yours,

Jerry Whitson

EXHIBIT A

October 27, 2001

Secretary [*23] of The Company
120 Park Avenue
New York, NY 10017

RE: Proposal For 2002 Stockholders Meeting

PROPOSAL: Stop the age discrimination at the Lehigh Valley Kraft plant in Allentown

SUPPORTING STATEMENT
Over the past several years this plant has been forcing older maintenance employees out of their work area and replacing them with younger workers. The business unit manager of Kraft's Lehigh Valley plant is Mr. Ray Hahn. He has made the statement "If I have my way, I would get rid of every D-- mechanic in the plant". When this plant first set up the Line Technician Program, we had seventeen department mechanics and forty-seven line technicians. Today there are sixty-three line technicians and only seven department mechanics of which two of these positions have now been eliminated. The work area that these two mechanics worked in will now be staffed with younger employees. Before this becomes a court issue and an embarrassment to the company, this discrimination must be stopped.

Submitted By:
John O. Wasilowsky, 120 Pine Lane, Palmerton, PA 18071, (610) 681-4877
Claiming beneficial ownership of 525 shares of common stock

2002 SEC No-Act. LEXIS 768

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

October 25, 2002

CORE TERMS: shareholder, proxy, annual meeting, deadline, proxy statement, eligibility, calendar, implemented, board of directors, written statement, state law, staff, submitting, grievance, intend, omit, misleading, recommendation, intimidation, retaliation, ownership, recommend, eligible, troubles, holder, enforcement action, special interest, continue to hold, foreign law, continuously

[*1] The Proctor & Gamble Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Procter & Gamble Company
Incoming letter dated July 16, 2002

The proposal requests that the board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly-owned companies.

There appears to be some basis for your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Procter & Gamble omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Procter & Gamble relies.

Sincerely,

Keir Devon Gumbs
Special Counsel

INQUIRY-1: P&G
Legal

The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

513-983-2810 / 513-983-2610 (fax) / mordan.wr£pg.com

24 September 2002

Via Email and Facsimile

Office of the Chief Counsel
Division of Corporation [*2] Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Fax: 202-942-9525
cfletters£sec.gov

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposals by Mr. John Crapo

Ladies and Gentlemen:

This letter supplements our request submitted to your office on 16 July 2002 regarding the shareholder proposal of Mr. John Crapo. This supplement is made on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

As stated in our prior letter, the Company has received a proposal (the "Proposal") from a shareholder, Mr. John Crapo, for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. The Company requests the agreement of the Staff that it will not recommend any enforcement action against the Company if we omit the Proposal and ignore any future proposals by Mr. Crapo that make a substantially similar request.

A copy of this letter has been mailed to Mr. Crapo. To the extent required by Rule 14a-8(j), this letter constitutes a supporting opinion of counsel.

This letter incorporates the factual history and [*3] description of the Proposal as well as the arguments supporting the exclusion of his Proposal as set out in our 16 July 2002 letter. These arguments are further supported by the following statements and citations:

14a-8(i)(3) Violation of proxy rules

The action requested in the Proposal is inherently misleading and in violation of the Commission's proxy rules as "shareholders voting upon the proposal or the Company would not be able to determine with any reasonable certainty exactly what action or measures the Company would bc required to take in the event the proposal were to be implemented" (Central Main Power Co. (Green), March 31, 1981). The Proposal, therefore, should be excluded under Rule 14a-8(i)(3) as it violates Rule 14a-9 and its prohibition of false or misleading statements. (See also, IDACORP, Inc., July 19, 2002, 2002 SEC No-Act. LEXIS 659; American International Group, Inc., March 21, 2002, 2002 SEC No-Act. LEXIS 477; Northeast Utilities Service Corporation, April 9, 2001, 2001 SEC No-Act. LEXIS 482).

14a-8(i)(5) Relevance

The Proposal in no way relates [*4] to any part of the Company's assets or business and should be excluded under 14a-8(i)(5). We cannot provide any interpretation of the Proposal that would have any relation to even the smallest portion of the Company's assets, earnings, or gross sales. As a result, it falls below the five percent threshold set forth in Rule 14a-8(i)(5). Additionally, the Proposal does not otherwise significantly relate to the Company's business, as the legal defense fund and witness protection program proposed by Mr. Crapo are entirely outside the scope of the Company's operations and capability. (See, e.g., J.P. Morgan & Company, Inc., February 5, 1999, 1999 SEC No-Act. LEXIS 155).

14a-8(i)(6) Absence of power/authority

The Company does not have the power or authority to fulfill the Proposal and it should be excluded under 14a-8(i)(6). As stated in our prior correspondence, the Company does not have the legal ability to establish a witness protection program for harassed shareholders of publicly traded companies (See generally, Dendrite International, Inc., March 20, 2002, 2002 SEC No-Act. LEXIS 421; NetCurrents. Inc., June [*5] 1, 2002, 2001 SEC No-Act. LEXIS 589).

14a-8(i)(4) Personal grievance; special interest

As the proposal relates to a personal and private grievance of Mr. Crapo, it should also be excluded under Rule 14a-8(i)(4). It is impossible to interpret Mr. Crapo's letter as anything more that an attempt to protect his personal interest against what he perceives to be a threat from his letter carrier and landlord (See, e.g., Chittenden Corporation, January 2, 2001, 2001 SEC No-Act. LEXIS 13; The McGraw-Hill Companies, Inc., February 15, 2000, 2000 SEC No-Act. LEXIS 196).

For the reasons discussed here, the Company respectfully requests that the Staff agree the Company may omit the Proposal from its proxy materials for the 2003 annual meeting of shareholders and the Company may ignore subsequent letters from Mr. Crapo that contain substantially the same request.

Sincerely,

William R. Mordan

INQUIRY-2:
Procter&Gamble

The Procter & Gamble Company
Legal Division
1 Procter & Gamble Plaza, Cincinnati, OH 45202-3315

Phone: (513) 983-2810
Fax: (513) 983-2611
[*6] mordan.wr£pg.com

16 July 2002

Via Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: The Procter & Gamble Company
Commission File No. 1-434
Proxy Proposals by Mr. John Crapo

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended.

The Company has received a proposal (the "Proposal") from a shareholder, Mr. John Crapo, for inclusion in the Company's Proxy Statement for its 2003 annual meeting of shareholders. The Company requests the agreement of the Staff that it will not recommend any enforcement action if the Company omits the Proposal and ignores future Proposals by Mr. Crapo that make a substantially similar request.

Please find enclosed six copies of the Proposal, this letter and all other correspondence between Mr. Crapo and the Company. A copy of this entire submission has been mailed to Mr. Crapo. To the extent required by Rule 14a-8(j), this letter constitutes a supporting [*7] opinion of counsel.

The Proposal submitted by Mr. Crapo, including both his first letter to the Company of June 19, 2002 and his revised submission of July 11, 2002, do not represent a clear or actionable request and are otherwise invalid under several parts of Rule 14a-8(i). While we are not sure what Mr. Crapo's Proposal truly is, his second letter includes the following language:

The Company will establish a FUND which complies with US Internal Revenue Service requirements -- which shall provide lawyer's, clerical help witness protection, and records protection AND other appropriate help to applications for the help who may/shall document they are victims of retaliation, intimidation and troubles because they are stockholders/shareholders of publicly owned companies or other registrants of the Hon US Securities and Exchange Commission.

(Crapo Letter; July 6, 2002; page 2) [sic].

The context and purpose of the Proposal is not clear. From Mr. Crapo's first letter of June 19, 2002, he appears to suggest that his US Postal Service letter carrier and his landlord are preventing him from accessing his mailbox in an attempt to force him to name them as "beneficiaries" of some [*8] type (Crapo Letter; June 19, 2002; pages 3-4). It is possible that Mr. Crapo believes the Company should in some way provide him with legal and other financial assistance in the face of this perceived threat.

Aside from the confusing and inconsistent nature of Mr. Crapo's letters, we believe his Proposal should be excluded for the following reasons:

14a-8(a)(9) Violation of proxy rules

The action requested in the Proposal is so vague and confusing that it is beyond the help of creative editing or interpretation. The shareholders voting on the Proposal would not be able to determine with any reasonable certainly exactly what the Company would do in the event the Proposal was implemented. As a result it is inherently misleading and in violation of the Commission's proxy rules.

14a-8(i)(5) Relevance

The Proposal in no way relates to any part of the Company's assets or business. Providing a remedy or recourse for "retaliation, intimidation, and troubles" of Company shareholders, much less all shareholders of all registered companies, is not within the scope of the Company's operations.

14a-8(i)(6) Absence of power/authority

The Company does not have the power or [*9] authority to provide legal protection, much less a "witness protection program," for all shareholders who are "victims of retaliation, intimidation, and troubles." If Mr. Crapo believes that others are attempting to harm him or violate the law, he should bring it to the attention of the local authorities that are empowered to address this issue, if one exists.

14a-8(i)(4) Personal grievance; special interest

The Proposal apparently relates to a personal and private issue that Mr. Crapo faces and regards a benefit that is not in the interest of shareholders at large.

For the reasons discussed here, the Company respectfully requests that the Staff agree the Company may omit the Proposal from its proxy materials for the 2003 annual meeting of shareholders and the Company may ignore subsequent letters from Mr. Crapo that contain substantially the same request.

Sincerely,

William R. Mordan

ATTACHMENT 1

Procter&Gamble

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

June 25, 2002

Mr. John Crapo (via Certified Mail)
P.O. Box 400151
Cambridge, [*10] MA 02140-0002

Dear Mr. Crapo:

We are in receipt of your letter dated June 19, 2002 purporting to submit a shareholder proposal to The Procter & Gamble Company. We received your letter on June 24, 2002. The deadline for submission of shareholder proposals for our 2002 annual meeting was April 26, 2002, so we are assuming your proposal is intended for our 2003 annual meeting.

I am writing to notify you that you have failed to comply with two of the procedural eligibility requirements set forth in SEC Rule 14a-8, a copy of which is attached to this letter.

Rule 14a-8(a) defines a shareholder proposal as "your recommendation or requirement that the Company and/or its Board of Directors take action." The Rule goes on to say that "Your proposal should state as clearly as possible the course of action that you believe the Company should follow." In your letter, you state your shareholder proposal as follows:

We request The Procter & Gamble Company Board of Directors to report to us in the next proxy statement action the Board has taken to provide how matters should be.

This purported proposal does not recommend or require the Company to take any specific action and, therefore, [*11] does not qualify as a proposal as required by Rule 14a-8(a).

Second, Rule 14a-8(b) requires that a proposal and any accompanying supporting statement may not exceed 500 words. Your letter, which appears to be the supporting statement to your purported shareholder proposal, is far longer than 500 words.

Under Rule 14a-8(f) you must correct these procedural deficiencies within 14 days of receipt of this letter. You may send any revised proposal to my attention at the above address.

Very truly yours,

Terry L. Overbey

ATTACHMENT 2

REGULATION 14A/Rule 14a-8

Note to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included [*12] along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, [*13] and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time [*14] you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 240.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership or the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many [*15] proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. [*16] The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well [*17] as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 1240. 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under [*18] state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to [*19] paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim [*20] or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the [*21] company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote If proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice

1990 SEC No-Act. LEXIS 51

Securities Exchange Act of 1934-14A-8--Rule 14a-8

January 12, 1990

CORE TERMS: stockholder, proponent, registrant, shareholder, involvement, invited, vague, omit, misleading, voting, proxy, foreign government, lobbying, political issues, foreign laws, day-to-day, religious, recommend, dictate, forbid, board of directors, political process, excludable, violating, interfere, interfer, omission, moot, candidates, lobbying activities

[*1]

NYNEX Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1:
RESPONSE OF THE OFFICE OF CHIEF COUNSEL DIVISION OF CORPORATION FINANCE

Re: NYNEX Corporation (the "Company") Incoming letter dated November 28, 1989

The proposal relates to not "interfering" with the "government policy" of any foreign government that the Company has been "invited" to set-up facilities.

There appears to be some basis for your view that the entire proposal may be excluded from the Company's proxy materials pursuant to rule 14a-8(c)(3) as vague, indefinite and, therefore, potentially misleading. In arriving at our position, the staff has particularly noted that the proposal, if implemented, would require the Company to make highly subjective determinations concerning what constitutes "interference" and "government policies" as well as when the proscriptions of the proposal would apply. In the Division's view, such determinations would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the Company, if the proposal was implemented. Accordingly, we believe that the proposal is so inherently vague and indefinite that shareholders voting on the proposal [*2] would not be able to determine with reasonable certainty what actions the Company would take under the proposal. The staff, therefore, believes that the proposal may be misleading because any action ultimately taken by the Company upon implementation of this proposal could be significantly different from the action envisioned by shareholders voting on the proposal. Under the circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omissions upon which you rely.

Sincerely,

John C. Brousseau
Special Counsel

INQUIRY-1:
November 28, 1989

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue
Washington, DC 20549

Re: NYNEX Corporation

File No. 1-8608
Stockholder Proposal of Robert Mangieri

Gentlemen:

Pursuant to Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, enclosed herewith for filing on behalf of NYNEX Corporation ("NYNEX") are seven (7) copies of this letter and a letter from Robert Mangieri, a NYNEX stockholder (the "Proponent"). [*3] In the letter, the proponent sets forth a proposal (the "Proposal") n1 that he desires to be submitted to a vote of NYNEX'S stockholders at its 1990 Annual Meeting of Stockholders, currently scheduled to be held on May 2, 1990. For the reasons set forth below, NYNEX does not intend to include the Proposal in its 1990 proxy statement and form of proxy (collectively the "Proxy Materials"). NYNEX plans to file preliminary proxy materials, if necessary, on or about February 16, 1990 and to mail definitive proxy materials to its stockholders on or about March 26, 1990. NYNEX requests confirmation that the Division of Corporation Finance ("Division") will not recommend enforcement action if NYNEX omits the Proposal from its Proxy Materials.

n1 As seen in his letter, the proponent originally submitted two proposals. The first proposal, concerning a minimum share ownership requirement for NYNEX directors, has been withdrawn.

THE PROPOSAL

The Proposal states:

"WHEREAS NYNEX should not interfere in the government policy of any foreign government that NYNEX has been invited to set up facilities.

"RESOLVED, that NYNEX does not interfere in government policies of foreign nations that [*4] this company has been invited in the past and future to set up any facilities."

No supporting statement was included with the Proposal.

STATEMENT OF FACTS

NYNEX is one of the seven regional holding companies created as a result of the American Telephone and Telegraph Company divestiture in 1984. While the bulk of NYNEX's assets still consist of telephone facilities located in the northeastern United States, NYNEX subsidiaries have also established offices abroad including in France, the United Kingdom, Singapore and Australia.

In connection with its expansion into international business, NYNEX has developed the NYNEX Code of International Business Conduct ("NYNEX International Code"). NYNEX requires all employees to adhere strictly to the principles of behavior described in the NYNEX International Code (Section 1.0). The NYNEX international Code states: "It is NYNEX policy and the duty of each employee to comply fully with all laws governing the areas in which we conduct business -- from local ordinances to state, federal and foreign statutes" (Section 2.0 emphasis supplied). Further, the International Code points out that it is NYNEX policy "to follow the letter and spirit" [*5] of the Foreign Corrupt practices Act of 1977, 15 U.S.C. § 78dd-1, which forbids American businesses from attempting to influence improperly foreign officials, political parties, party officials or candidates (Sections 4.0 and 5.0).

While NYNEX is careful to observe the requirements of domestic and foreign laws, it is sometimes necessary for NYNEX to advocate a political position in the countries in which it operates. It is necessary for a firm to take a position on some political questions because they can have an impact on a firm's ability to do business or on the welfare of its employees. Accordingly, as part of their day-to-day business activities, certain employees of NYNEX and its various affiliates evaluate legislation and government policies for their impact on NYNEX's business. When a legislative proposal or government policy bears a direct relationship to NYNEX's business, appropriate NYNEX employees will, if circumstances so warrant, confer with government officials or lawmakers on that matter. NYNEX does not engage in general political lobbying (i.e., lobbying unrelated to NYNEX's business) and employees are forbidden to contribute corporate funds to political campaigns [*6] or political candidates. (NYNEX Code of Business Conduct, Section 10).

The Proposal arises out of the 1989 NYNEX Annual Meeting. At that meeting, the New York City Employees' Retirement System ("NYCERS") sponsored a proposal that NYNEX sign the MacBride Principles. The Proponent of the Proposal under consideration here made the following remarks during the discussion of NYCERS' proposal:

"What I'd like to say is that I recommend that Share Owners of NYNEX should vote against Proposal 3. In reality, NYNEX has come into this country with the invitation of the Irish government. I believe that no American corporation has the right to dictate any policy to any foreign nation. This has been the problem that ITT faced in Central and South America when they were accused of over-throwing some of the governments there. I remember through my history book that this would be a form of colonialism.

The problem we are faced with in this nation is that too many of the European and Asian countries are buying American corporations, such as Japan. And it has been brought out in many of the business weeklies that if Japan continually buys American corporations they will dictate to a great extent American [*7] policy. I think it is extremely dangerous that any American corporation again interfere with any European or any other type of government. This is a problem why in many cases that many of the Europeans, Asians, and Middle Easterners do not like Americans, and say Americans go home. This does, I think, violate the principle of America.

Again, I must reiterate -- I believe that no American corporation has the right to dictate any foreign policy or any internal policy to any nation. I believe that by approving this proposal, this would be the situation. I recommend that the Board of Directors as well as the stockholders of NYNEX vote this proposal down. Thank you, sir."

Shortly thereafter, the Proponent encapsulated this philosophy in the Proposal submitted for the 1990 Annual Meeting.

DISCUSSION

As discussed below, Rule 14a-8(c)(3), Rule 14a-8(c)(7) and Rule 14a-8(c)(10) promulgated under the Securities Exchange Act of 1934 permit NYNEX to omit the proposal. The proposal is materially misleading and so vague as to be subject to a number of interpretations. Moreover, depending upon the meaning ascribed, the proposal either relates to the ordinary business operations of NYNEX or [*8] has been rendered substantially moot by the NYNEX International Code.

1. Rule 14a-8(c)(3)

Rule 14a-8(c)(3) allows a registrant to exclude proposals which contain false or misleading statements. As will now be demonstrated, the proposal may be excluded because (a) it is inconsistent with the Commission's position on stockholder proposals relating to political issues, and (b) it is so vague as to be misleading.

a. The Proposal Is Inconsistent With The Commission's Position On Political Policy Proposals

In Chrysler Corporation (February 16, 1988) and Exxon Corporation (January 11, 1988), the Division considered proposals that are similar to the proposal. Those cases concerned identical proposals under which the registrant would have had to abstain from adopting any proposal that would "deny, restrict or impair [the registrant] from business practices in any country for political or religious reasons." The proponent of these proposals explained:

"[The registrants were] not formed as a political or religious movement. [The registrants do] and always will abide by the laws in the lands [they conduct] business in political conflicts should be resolved by the respective [*9] governments and religious authorities. Quite simply, [the registrants'] only motive to conduct business is to make money.

Thus, like the Proposal presented here, the Chrysler and Exxon proposals sought to prevent involvement by the registrants in foreign political issues.

Exxon pointed out that the adoption of such a proposal might discourage other stockholders from putting forth proposals concerning involvement in countries such as South Africa. "Such a requirement would plainly contravene the Commission's position on shareholder proposals relating to various social responsibility, including foreign involvement, issues." The Division agreed and stated that both Chrysler and Exxon could exclude the proposals under Rule 14a-8(c)(3) because they "appear to contravene the Commission's position on shareholder proposals relating to political or religious policy issues."

Like the proposals in Chrysler and Exxon, the instant Proposal is at odds with Commission policy on stockholder proposals concerning political issues. The Proposal arose in response to such a proposal (i.e., NYCERS' MacBride Principles proposal). As the Proponent's remarks at the 1989 NYNEX Annual Meeting [*10] indicate, the Proponent believes that proposals such as NYCERS' proposal seek to have American businesses dictate policies to foreign governments. The Proposal would appear to preempt such stockholder proposals by having stockholders adopt a policy of non-involvement in foreign political questions As in Chrysler and Exxon, such a proposal is contrary to Commission Policy and excludable under Rule 14a-8(c)(3).

b. The Proposal Is So Vague As To Be Misleading

While the Proposal appears to be directed against stockholder proposals such as NYCERS' proposal, there is nothing in the Proposal that limits its applicability to such situations. As a result, the Proposal gives the stockholders and management little guidance on just what would be required if the Proposal were approved. Since, as seen below, the Proposal could have several different meanings, it is impermissibly vague and excludable under Rule 14a-8(c)(3).

The Division has long recognized that a proposal may be excluded under Rule 14a-8(c)(3) if the proposal is "so vague as to make it unclear how shareholders might interpret it." n2 Similarly, a proposal can be excluded under Rule 14a-8(c)(3) when it is so vague and [*11] indefinite that "neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what actions or measures would be entailed in the event the proposal were approved." n3

n2 See, e.g., Minnesota Mining & Manufacturing Co. (February 2, 1976).

n3 McDonnell Douglas Corp. (March 10, 1989); see also, Commonwealth Energy System (February 27, 1989) (a proposal to require giving adequate notice to stockholders with "sufficient shares" to enable them to make proposals); Fidelcor Inc. (January 26, 1982) (a proposal to create a grass roots task force" to ensure implementation of affirmative action); Ford Motor Co. (February 2, 1980) (a proposal that employees not be allowed to violate federal job discrimination statutes); Coca Cola Co. (February 18, 1978) (a request that the board of directors take freedom of speech into account in awarding educational grants.)

It would be extremely difficult for stockholders and management to interpret the Proposal with any reasonable certainty. The meaning of the phrase "interfere in government policies of foreign nations" is unclear. It could mean that NYNEX should not violate [*12] foreign laws. However, since NYNEX already has policies prohibiting employees from violating foreign laws, this may not be the intended meaning of the Proposal. n4 It could also mean that NYNEX should not take any action that is inconsistent with the uncodified policies of host nations. This would seem to encompass actions such as those requested under some typical foreign involvement proposals. However, such an interpretation could have far-reaching consequences which may not be immediately apparent to stockholders voting on the Proposal. To illustrate, the government of the United Kingdom has stated that it is its policy to hold down inflation. If the Proposal means that NYNEX's actions must not be inconsistent with government policy, it would prevent NYNEX from increasing prices, wages or benefits in the United Kingdom because such actions could contribute to inflation. n5 Finally, the Proposal could be interpreted as preventing NYNEX from advocating through legitimate political processes the change of any foreign law. Since this key phrase of the Proposal is subject to several interpretations, it would be impossible for stockholders and NYNEX to know exactly what would be required [*13] to implement the Proposal.

n4 A similar situation occurred in Hershey Food Corp. (December 27, 1988). There, the proposal directed Hershey not to advertise on any sexually suggestive television programs. In finding the proposal so vague as to be misleading, the Division noted that Hershey already had a policy "quite similar to the one suggested." The fact that the proponent still felt that Hershey was advertising on inappropriate programs, the Division reasoned, "demonstrates the difficulties that would be faced by shareholders and the Company management in determining what steps would be required by the proposal."

As pointed out in the Statement of Facts, the NYNEX International Code already prohibits employees from violating foreign laws and from attempting to influence improperly foreign officials or candidates. It is entirely unclear what additional steps the Proponent is seeking.

n5 Clearly, a proposal which intrudes on management's discretion to establish prices, wages and benefits can be excluded as ordinary business under Rule 14a-8(c)(7). See, e.g., Pacific Gas and Electric Co. (October 28, 1988) (executive compensation is ordinary business); Pacific Telesis Group (January 19, 1989) (employee benefits are ordinary business). See discussion of Rule 14a-8(c)(7) below. [*14]

The phrase "foreign nations that this company has been invited in the past and future to set up facilities" is also subject to a number of interpretations. First, it could be referring to nations which allow American businesses to do business within their borders, Second, it could mean those nations who have issued general requests for bids or proposals on projects from foreign businesses. Third, it could be interpreted as meaning those nations which have specifically requested that NYNEX in particular set up facilities within their borders. Thus, the Proposal could have very broad or very narrow applicability depending upon the interpretation given to this phrase. The Proposal presents no guidance on which is the correct interpretation.

The Division has consistently recognized that a Proposal may be excluded under Rule 14a-8(c)(3) when it is "drafted so broadly" that stockholders voting on the proposal would not know exactly what they are voting on or where management would be unsure of what it would be required to do if the proposal were approved. n6 As discussed above, the Proposal is drafted so broadly that it could have any of a number of meanings and, thus, is excludable under [*15] Rule 14a-8(c)(3).

n6 See e.g., Hannaford Brothers Co. (December 30, 1988) (A proposal to refrain from activities "which could be damaging to the public image of the company").

2. Rule 14a-8(c)(7)

Rule 14a-8(c)(7) Provides that a registrant may properly omit a stockholder proposal "[i]f the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Commission has stated that ordinary business matters "are mundane in nature and do not involve substantial policy or other considerations." n7 Broad issues are generally regarded as substantial policy, while narrow issues are generally considered ordinary business. n8 The rationale underlying the ordinary business exclusion is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings. n9

n7 Release No. 34-12999 (November 22, 1976).

n8 Pacificorp (April 14, 1988).

n9 Release No. 34-19135 (October 14, 1982).

While the Proposal is broadly worded, it actually deals with a narrow issue, i.e., whether NYNEX should go beyond its current policy of adhering to all applicable laws when doing business [*16] in foreign countries and adopt a policy that would forbid any involvement in the shaping of foreign government policies even where they directly affect NYNEX's business. n10 As shown below, management must have the discretion to use such ordinary business tools as political lobbying in order to carry out day-to-day business operations.

n10 As discussed in Point 3 below, if the proposal is that NYNEX obey the laws of foreign governments, the proposal is substantially moot and excludable under Rule 14a-8(c)(10).

A firm has a legitimate interest in the policies of the governments of the countries in which it operates because they affect the terms on which it offers its products, workplace conditions, investment decisions, as well as its overall profitability. n11 Accordingly, part of the day-to-day business operations of a firm is to monitor political developments and to participate in the political process through such practices as political lobbying. To illustrate, NYNEX's subsidiary, New York Telephone Company, maintains an external affairs department whose responsibilities include the evaluation of New York legislation and government policies for their effect on New York Telephone. [*17] This department also confers with the New York Legislature and Executive Branch on issues which may impact New York Telephone's business (e.g., telephone regulation). Because of the impact of government policies on the day-to-day business operations of New York Telephone, this department could no more be eliminated than the marketing department.

n11 Cf. Chrysler Corp. (February 16, 1988) ("Chrysler is interested in the Social, political and religious climate of a host country as it may impinge on Chrysler's ability to sell or invest profitably.")

The Division has recognized that such participation in the political process is ordinary business under Rule 14a-8(c)(7). n12 In International Business Machines Corp. (March 8, 1988), the Division allowed the omission of the words "referendum of citizens' initiative" from a proposal because "they appear to deal with matters relating to the conduct of the Company's ordinary business operations (i.e., referenda or lobbying activities that relate directly to the Company's operations)." n13 In Pacific Telesis Group (January 19, 1989), counsel for Pacific Telesis adopt a policy of supporting child care initiatives in collective [*18] bargaining and in federal and state law] dictates to the Corporation the kind of legislation it should endorse or support. On several occasions, the Division has concurred that proposals asking management to support or oppose certain legislation may be omitted from proxy material under Rule 14a-8(c)(7) because they deal with lobbying activities that are part of the corporation's ordinary business operations." n14 The Division agreed and allowed the omission of that proposal because to mandate that Pacific Telesis take such a position in the political process intruded into management's prerogative of deciding whether political involvement is the best means of handling an area of ordinary business (in that case, employee benefits). n15

n12 As the cases noted in the text demonstrate, the Division has consistently allowed the exclusion under Rule 14a-8(c)(7) of proposals concerning corporate political activities that relate directly to the corporation's operations. At the same time, the Division has refused to endorse the exclusion of political proposals that do not relate to the corporation's operations. See, e.g., General Motors Corp. (January 24, 1989). The instant Proposal can only be viewed as falling in the former category because, as shown in the New York Telephone example, the NYNEX companies only become involved in political issues that are directly related to their business operations. [*19]

n13 See, also, General Electric Co. (February 2, 1987) (a proposal concerning a cost-benefit analysis of lobbying activities in support of nuclear power was excluded because specific lobbying is ordinary business.)

n14 See also, Consolidated Edison of New York, Inc. (March 30, 1984) (a proposal concerning a report on contributions and lobbying efforts in support of nuclear power); Southern California Edison Co. (January 20, 1984) (a proposal concerning support of hand-gun legislation); Dr. Pepper Co. (February 2, 1978) (a proposal concerning opposition to bottle recycling legislation).

n15 Cf. Allegheny Corp. (February 2, 1988) and Pacific Telesis Group (December 31, 1985) which concerned proposals to support certain legislative initiatives. Both firms expressed the following view: "The Board of Directors and management have the responsibility for determining corporate public policy matters and for making the day-to-day decisions on what political issues and legislation to support, and also for determining the means to be used to support such issues . . ." Although the Division decided both cases on other grounds, and did not comment on the above-quoted statements, they are clearly consistent with the cases cited in the text. [*20]

What is true for involvement in the domestic political process is also true for involvement in foreign political processes. Just as the policies of the federal and state governments in the United States have an effect on the ordinary business of a firm, the policies of foreign governments can directly affect the overseas operations of a firm. Accordingly, it is sometimes necessary for a firm to lobby to change specific foreign government policies that directly relate to the firm's business. The Proposal would deprive NYNEX's management of this ordinary business tool because it would forbid lawful involvement in foreign political activities which relate directly to NYNEX's business. Since the Proposal intrudes into the ordinary business operations of NYNEX, it can be excluded under Rule 14a-8(c)(7).

3. Rule 14a-8(c)(10)

Rule 14a-8(c)(10) allows a registrant to omit a proposal "if the proposal has been rendered moot." The Commission has pointed out that to be omitted under this Rule, a proposal need not have been implemented in full. n16 Instead, "substantial implementation" is the standard. n17 The Commission has also cautioned that a more restrictive or literal interpretation [*21] would not serve the interests of the registrant's stockholders at large and may lead to an abuse of the stockholder proposal process. n18

n17 Id. See also, American Express Co. (March 7, 1988).

n18 Release No. 34-19135 (October 14, 1982); see, also, Ruddick Corp. (November 4, 1988).

If by non-interference in the government policies of foreign nations, the Proponent means that NYNEX should not violate the laws of foreign countries or attempt to influence improperly foreign Political processes, the Proposal is substantially moot. As pointed out in the Statement of Facts, the NYNEX International Code already requires NYNEX employees to observe the requirements of foreign laws. The NYNEX International Code also directs employees to observe the "letter and Spirit" of the Foreign Corrupt Practices Act. The letter of that Act forbids American businesses from attempting to use illegal means to influence foreign political processes. Moreover, the spirit Congress sought to foster with that Act is that foreign business transactions should be conducted on their merits and without improper influence. n19 Inasmuch as NYNEX's policy already encompasses the thrust of the Proposal, [*22] the Proposal is substantially moot and may be excluded under Rule 14a-8(c)(10).

n19. See, Sen. Rep. No. 95-114, 95th Cong., 1st. Sess. (May 2, 1977) at 4. ("Corporate bribery is bad business. In our free market system it is basic that the sale of products should take place on the basis of price, quality, and service. . . . A strong antibribery law is urgently needed to bring these corrupt practices to a halt and to restore public confidence in the integrity of the American business system.")

REQUEST

In view of the foregoing, it is my opinion that NYNEX may omit the Proposal from its Proxy Materials for its 1990 Annual Meeting. On behalf of NYNEX, I hereby request confirmation that the Division of Corporation Finance will not recommend an enforcement action if NYNEX omits the Proposal from its 1990 Proxy Materials.

Pursuant to Rule 14a-8(d), by copy of this letter, NYNEX is notifying Mr. Mangieri of its intention to omit the Proposal from its Proxy Material.

In the event that the Division disagreed with the conclusion expressed herein regarding the omission of the Proposal from NYNEX's Proxy Materials, or should any additional information in support of explanation of [*23] NYNEX's position be required, NYNEX would appreciate an opportunity to confer with the Division prior to the issuance of its response. Please call the undersigned at any time to discuss this matter at (914) 644-6634.

Please acknowledge your receipt of this letter and the enclosure by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Very truly yours,

Enc.

Robert Paul Mangieri
102 Haney Road
Kunkletown, Pa. 18058

May 15, 1989

NYNEX Corporation
Share Owner
Communication
335 Madison Avenue
New York, N.Y. 10017

Subj: Resolutions

WHEREAS present and future members of the Board of Directors should hold shares in NYNEX to show financial interest.

RESOLVED, that present and future members of the Board of Directors of NYNEX should hold at least one share of NYNEX stock.

WHEREAS NYNEX should not interfer in the government policy of foreign government that NYNEX has been invited to set up facilities.

RESOLVED, that NYNEX does not interfer in government policies of foreign nations that this company has been invited in the past and future to set up facilities.

These are the resolutions which I would like proposed at [*24] the next annual stockholders meeting in 1990.

As a stockholder of NYNEX, I understand I have this right.

Very truly yours,

Robert Paul Mangieri

Hon. Robert Paul Mangieri 102 Haney Road
Kunkletown, Pa. 18058

December 3, 1989

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue
Washington, DC 20549

Subj: Robert Paul Mangieri's
Stockholder Proposal to
NYNEX for the 1990 Stockholders
Annual Meeting

Dear Sir:

In reference to NYNEX's letter of November 28, 1989 addressed to you in reference NYNEX does not want to include my Proposal in its 1990 proxy statement. I feel that NYNEX is violating my rights as a stockholder from not allowing the following Proposal in their 1990 proxy statement for the stockholders of NYNEX to make their own decision on my proposal. As you are aware NYNEX has the right to to express their opinion in their Proxy Material sent out to its stockholders.

The following is my Proposal:

WHEREAS NYNEX should not interfer in the government policy of any foreign government that NYNEX has been invited to set up facilities.

RESOLVED, that NYNEX does not interfer in government policies of foreign nations [*25] that this company has been invited in the past and future to set up facilities.

I further feel that my Proposal is not misleading or vague.

As a stockholder I am deeply concerned about NYNEX's images in foreign nations. NYNEX's image reflects the image of every one of its stockholders

If NYNEX feels this way as stated in my Proposal, NYNEX should be eager to present my Proposal.

I feel what is extremely important is my rights as a stockholder.

By buying stock in NYNEX, I technically own part of NYNEX, and have the right to have my voice heard. I believe that NYNEX is violating this right, by not allowing my Proposal in their 1990 stockholder proxy material.

I would appreciate if you rule in my favor. I believe that this issue is important to NYNEX and its stockholders.

I have sent a copy of this letter to NYNEX.

In the event that you disagree with my Proposal, would you kindly call me to discuss this matter at (212) 371-9155.

Thanking you in advance for your consideration.

Very truly yours,

Hon. Robert Paul Mangieri

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 17, 2002

The proposal relates to the enforcement by the GE board of directors of "Anti-Discrimination laws of the U.S. and their own Anti-Discrimination policies."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent has failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing satisfaction of the minimum ownership requirement for the one-year period as of the date the proposal was submitted as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor